SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a – 16 or 15d – 16

under the Securities Exchange Act of 1934

For the month of April 2014

Commission File Number: 000-29880

Virginia Mines Inc.

200-300 St. Paul Street

Quebec City, QC, Canada G1K 7R1

Indicate by check mark whether the  registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ___ Form 40-F _X_

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Virginia Mines Inc.

By: //s// Noella Lessard

Name: Noella Lessard

Title: Executive Secretary

Date: April 9, 2014

Form 43-101F1

Technical Report

Technical Report and Recommendations

2013 Exploration Program, Coulon Project, Québec

MINES VIRGINIA INC.

December 2013

VOLUME 1 OF 2

Prepared by:

Mathieu Savard, B.Sc., P.Geo.

Senior Project Geologist

Mines Virginia Inc.

Isabelle Roy, B.Sc., P.Geo

Senior Project Geologist

Mines Virginia Inc.

And

Vital Pearson, M.Sc., Eng

Research Geologist

Mines Virginia Inc.

Coulon Project

December 2013

DATE AND SIGNATURE

CERTIFICATE OF QUALIFICATIONS

I, Mathieu Savard,  hereby certify that:

- I am presently employed as a Senior Project Geologist with Virginia Mines inc., , 300 St-Paul, Suite 200, Québec,G1K 7R1.

- I have received a B.Sc. in Geology in 2000 from the Université du Québec à Montréal.

- I have been working in mineral exploration since 1997.

- I am a professional geologist presently registered to the board of the Ordre des Géologues du Québec, permit number 510.

- I am a qualified person with respect to the Coulon Project in accordance with section 5.1 of the national instrument 43-101.

- I worked on the site of the Coulon Project from January 2013 to July 2013 and during the summer campaign in July.

- I am responsible for writing the present technical report in collaboration with the other author, utilizing proprietary exploration data generated by Mines Virginia inc. and information from various authors and sources as summarized in the reference section of this report.

- I am not aware of any missing information or changes, which would have caused the present report to be misleading.

- I do not fulfill the requirements set out in section 5.3 of the National Instrument 43-101 for an «independant qualified person» relative to the issuer being a direct employee of Mines Virginia inc.

- I have been involved in the Coulon project since 2003.

- I have read and used the National Instrument 43-101 and the Form 43-101F1 to make the present report in accordance with their specifications and terminology.

Dated in Québec, Qc, this 23rd   day of October 2013.

                     "Mathieu Savard"

          Mathieu Savard, B.Sc., P. Geo.

Virginia Mines

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Coulon Project

December 2013

CERTIFICATE OF QUALIFICATIONS

I, Vital Pearson, resident at 219 Charest, Québec, Qc, G1K 3G8, hereby certify that:

- I am presently employed as a Senior Research Geologist with Virginia Mines inc., 300 St-Paul, Suite 200, Québec, Qc, G1K 7R1.

- I have received a M.Sc. in Geology in 1986 from the Université du Québec à Chicoutimi.

- I have been working as a geologist in mineral exploration since 1980.

- I am a professional Engineer presently registered to the board of the Ordre des Ingénieurs du Québec, permit number 41419.

- I am a qualified person with respect to the Coulon Project in accordance with section 5.1 of the national instrument 43-101.

- I visited the project in June 2013.

- I am a co-author, utilizing proprietary exploration data generated by Mines Virginia inc. and information from various authors and sources as summarized in the reference section of this report.

- I am not aware of any missing information or changes, which would have caused the present report to be misleading.

- I do not fulfill the requirements set out in section 5.3 of the National Instrument 43-101 for an «independant qualified person» relative to the issuer being a direct employee of Mines Virginia inc.

- I have been involved in the Coulon project since 2007.

- I have read and used the National Instrument 43-101 and the Form 43-101A1 to make the present report in accordance with their specifications and terminology.

Dated in Québec, Qc, this 25nd day of November 2013.

"Vital Pearson"

Vital Pearson, Ing., M.Sc.

Virginia Mines

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Coulon Project

December 2013

CERTIFICATE OF QUALIFICATIONS

I, Isabelle Roy, do hereby certify that:

- I am presently employed as a Project Geologist with Virginia Mines Inc., 300 rue St-Paul, Suite 200, Québec (Québec), G1K 7R1.

- I received a B.Sc. in Geology in 1993 from Laval University (Québec).

- I have been working as a geologist in mineral exploration since 1994.

- I am a professional geologist presently registered to the board of the Ordre des géologues du Québec, permit number 535.

- I am a qualified person with respect to the Coulon project in accordance with section 5.1 of the national instrument 43-101.

- I worked on the site of the Coulon Project from January 2013 to July 2013.

- In collaboration with the others authors, I have worked on the database and maps of this report utilizing proprietary exploration data generated by Virginia Mines Inc. and information from various authors and sources as summarized in the reference section of this report.

- I am not aware of any missing information or change, which would have caused the present report to be misleading.

- I do not fulfil the requirements set out in section 5.3 of the National Instrument 43-101 for an «independent qualified person» relative to the issuer being a direct employee of Virginia Mines Inc.

- I have been involved in the Coulon Project since November 2007.

- I have read and used the National Instrument 43-101 and the Form 43-101A1 to make the present report in accordance with their specifications and terminology.

Dated in Québec, Qc, this 23th day of October 2013,

“Isabelle Roy”

Isabelle Roy, B.Sc., P. Géo.

Virginia Mines

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Coulon Project

December 2013

CERTIFICATE OF QUALIFICATIONS

I, Simon Hebert, , do hereby certify that:

- I am presently employed as a Geologist in training with Virginia Mines Inc., 300 St-Paul, bureau 200, Québec (Québec), G1K 7R1.

- I receive a B.Sc. in Geology in 2013 from Université Laval

- I have been working as a mineral exploration geologist since 2012.

- I am a geologist in training presently registered to the board of the Ordre des Géologues du Québec, member number 1777.

- I have worked on the property during the winter and summer 2013 program.

- I am responsible for writing the present technical report in collaboration with the other author, utilizing proprietary exploration data generated by Virginia Mines Inc. and information from various authors and sources as summarized in the reference section of this report.

- I am not aware of any missing information or changes, which would have caused the present report to be misleading.

- I do not fulfil the requirements set out in section 5.3 of the National Instrument 43-101 for an « independent qualified person » relative to the issuer being a direct employee of Virginia Mines Inc.

- I am involved in the Coulon project since February 2013.

- I read and used the National Instrument 43-101 and the Form 43-101A1 to make the present report in accordance with their specifications and terminology.

Dated in Québec City this 6th day of November 2013.

"Simon Hébert"

__________________

Simon Hébert, géo.stag.

Virginia Mines

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Coulon Project

December 2013

CERTIFICATE OF QUALIFICATIONS

I, Claire Legouix, resident at 4322 rue Messier, Montréal, Qc, H2H 2H5, hereby certify that:

- I am presently employed as a geologist engineer with Services Techniques Géonordic Inc., 970 ave Larivière, Rouyn-Noranda, Québec (Québec), J9X 4K5.

- I received a engineering diploma of the ENSG (École Nationale Supérieure de Géologie) and a M.Sc in G2R (Geology and management of mineral and energetic resources) in 2008 in Nancy, France.

-  I have been working as a mineral exploration geologist engineer since 2009.

- I am a engineer presently registered to the board of the Ordre des ingénieurs  du Québec, member number 5005950.

-  I have worked on the Coulon property during the 2013 winter 2013 program.

- I am responsible for writing the drill log report in collaboration with the other authors, utilizing proprietary exploration data generated by Virginia Mines Inc. and information from various authors and sources as summarized in the reference section of this report.

- I am not aware of any missing information or changes, which would have caused the present report to be misleading.

- I do fulfil the requirements set out in section 5.3 of the National Instrument 43-101 for an « independent qualified person » .

- I am involved in the Coulon project since February 2013.

- I read and used the National Instrument 43-101 and the Form 43-101A1 to make the present report in accordance with their specifications and terminology.

Dated in Montréal City this 23th day of October 2013.

Virginia Mines

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Coulon Project

December 2013

CERTIFICATE OF QUALIFICATIONS

I, Tonny Girard, resident at 136 Descente des femmes, Ste-Rose-du-Nord, Qc, G0V 1T0, hereby certify that:

- I am presently employed as a Geology Engineer jr. with Virginia Mines Inc., 300 St-Paul, bureau 200, Québec (Québec), G1K 7R1.

- I receive a B.Sc. in Geology Engineering in 2012 from Université du Québec à Chicoutimi

- I have been working as a mineral exploration geologist since 2012.

- I am a professional engineer presently registered to the board of the Ordre des Ingénieurs du Québec, member number 5040599.

- I have worked on the property during the winter 2013 program.

- I am responsible for writing the drill log report in collaboration with the other author, utilizing proprietary exploration data generated by Virginia Mines Inc. and information from various authors and sources as summarized in the reference section of this report.

- I am not aware of any missing information or changes, which would have caused the present report to be misleading.

- I do not fulfil the requirements set out in section 5.3 of the National Instrument 43-101 for an « independent qualified person » relative to the issuer being a direct employee of Virginia Mines Inc.

- I am involved in the Coulon project since January 2013.

- I read and used the National Instrument 43-101 and the Form 43-101A1 to make the present report in accordance with their specifications and terminology.

Dated in Québec City this 6th day of November 2013.

"Tonny Girard"

Tonny Girard, Ing. Geo. Jr.

Virginia Mines

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Coulon Project

December 2013

TABLE OF CONTENTS

ITEM 1 -

SUMMARY

1

ITEM 2 -

 INTRODUCTION AND TERMS OF REFERENCE

2

ITEM 3 -

DISCLAIMER AND RELIANCE ON OTHER EXPERTS

2

ITEM 4 -

PROPERTY DESCRIPTION AND LOCATION

2

ITEM 5 -

ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY  3

ITEM 6-

 HISTORY

3

6.1. Property ownership

3

6.2. Previous work

3

ITEM 7 -

GEOLOGICAL SETTING

6

7.1 Regional Geology

6

7.1.1 Brésolles Suite

7

7.1.2 Gayot Complex

7

7.1.3. Aubert Formation

7

7.2. Local Geology

8

7.3 Structural Geology

11

7.3.1: Eastern Domain

13

7.3.2 Western Domain

17

7.3.2 Southern Domain

20

ITEM 8 -

DEPOSIT TYPE

22

8.1 Lens 257

22

8.2 Lens 201

22

ITEM 9 -

EXPLORATION WORK

23

9.1 Surface Lithogeochemistry

23

9.1.1 Rock Naming

24

9.1.2 Alteration

32

9.1.3 Mass Balance: Concept

32

9.1.4 Mass Balance: Results

33

9.2 Thin section

34

9.3 Prospecting

35

ITEM 10 -

DRILLING

35

10.1 Lens 257

36

10.2 Lenses 201

47

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10.3 Tension showing Area

48

ITEM 11 -

SAMPLE PREPARATION, ANALYSIS AND SECURITY

49

11.1. Sampling Methods and approach

49

11.2. Sample security, storage and shipment

50

11.3. Sample preparation and assay procedures

50

ITEM 12 -

DATA VERIFICATION

51

ITEM 13 -

MINERAL PROCESSING AND METALLURGICAL TESTING

53

ITEM 14 -

MINERAL RESOURCE MINERAL RESERVE ESTIMATES

53

ITEM 15 -

MINERAL RESERVE ESTIMATES

53

ITEM 16 -

MINING METHODS

53

ITEM 17 -

RECOVERY METHODS METHODS

53

ITEM 18 -

PROJECT INFRASTRUCTURE

53

ITEM 19 -

MARKET STUDIES AND CONTRACT

53

ITEM 20 -

ENVIRONMENTAL STUDIES, PERMITTING AND SOCIAL OR COMMUNITY IMPACT  54

ITEM 21 -

CAPITAL AND OPERATING COST

54

ITEM 22 -

ECONOMIC ANALYSIS

54

ITEM 23 -

ADJACENT PROPERTIES

54

ITEM 24 -

 OTHER RELEVANT DATA

54

ITEM 25 -

INTERPRETATIONS AND CONCLUSIONS

54

ITEM 26 -

RECOMMENDATIONS

56

ITEM 27 -

REFERENCES

57

LIST OF FIGURES

Figure 1:

Coulon Property, Location Map

Figure 2:

Claims Map, Coulon Project

Figure 3:

Drillhole Location

Figure 4:

Outcrop Location

Figure 5:

Sample Location

Figure 6:

Structural Measurements Map

Figure 7:

Lithogeochemical Map, Na2O % of depletion relative to protolith (Consorem Protocol)

Figure 8:

Lithogeochemical Map, MgO % of depletion relative to protolith (Consorem Protocol)

Figure 9:

Compilation map, showing and new alteration zones

Figure 0:

Definition of the structural domains and distribution of the structural data collected during the 2013 summer.

Figure 11:

Distribution of schistosity around the Main lenses area. Note that few observations are available around the MS lenses. An axial planar schistosity is observable in the Dom area and distinctive HiTi Basalt occurs in the central part.

Figure 12:

Oblique view looking NNE featuring in blue the contact between the HiTiBas (inner part of the crescent) and others units.

Figure 13:

Deformation model involved to explain the geometry of the Main lenses area. Structural model developed using the superposed folding script (Schöpfer, 2009)

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December 2013

Figure 14:

Structural model involved to explain the lithologies around Tension area. a) Geological map draped on a filtered TMI (FFT: High Pass Filter 600metres cut off). We can see the rational underlying the location of NNE faults. b) Interpretation featuring the basin (B) in the sub-area 1 and the proposal of a dome (D) in the sub-area 2. Inset sketch is the theoretical representation.

Figure 15:

Geological and structural features of the Western Domain.

Figure 16:

Detail of the structural features in the Ishikawa area. Geology draped over the FVD, jointly with schistosity reading and rock types.

Figure 17:

Geological and structural detail of the Spirit sub-area.

Figure 18:

Geological and structural features of the Southern Domain.

Figure :

Orientation of schistosity by areas.

Figure 20:

Evaluating how likely the Coulon rock sequence is paragneiss through the use of CIA ternary diagram.

Figure 21:

Result of automatic recognition using a supervised learning model.

Figure 22:

Example of classical binary and ternary diagrams for the evaluation of metasomatism.

Figure 23:

Classification’s model for the selection of least altered rocks. The wlole database (in red) is successively projected on alteration’s diagrams (in green) from which we select only samples plotting in unaltered fields (in blue).

Figure 24:

SiO2 vs Log(Zr/TiO2) diagram (Winchester and Floyd, 1977)

Figure 25:

Location of least altered samples (red circles areas) and the altered counterpart spreading along first diagonal.

Figure 26:

Schematic view of 3D interpretation of Lens 257 (red) that wrap the rhyolite unit (yellow), View towards North.

LIST OF SECTIONS

(Note that all sections are at 1:2000 scales and are available at the end of this report)

Longitudinal Sections

Lens 201 Long Section

Lens 257 Long Section

Lens 9-25 Long Section

Lens 257 (Section looking N300)

Section 1450N – 300W

Section 1650N – 162W

Section 1700N – 138W

Section 1745N – 100W

Section 1825N – 000

Section 1900N – 000

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December 2013

Lens 201 (Section looking N270)

Section 2225S

Tension Area (Section looking

Section CN-13-274

LIST OF TABLES

TABLE 1:  SUMMARY OF PREVIOUS WORK IN THE COULON JV PROJECT AREA

4

TABLE 2: CHEMICAL COMPOSITION BY ROCK TYPE USING LEAST ALTERED SAMPLES

30

TABLE 3. GENERAL INFORMATION OF DRILLHOLES PERFORMED DURING WINTER 2013 DRILLING PROGRAM.

36

TABLE 4: RESULTS OBTAINED FROM LENS 257 IN 2013

36

TABLE 5: RESULTS OBTAINED FROM LENS 201 IN 2013

47

LIST OF APPENDIX

Appendix 1:

List of abbreviations used for geological descriptions, Coulon project

Appendix 2:

Claim list, Coulon Project 2013

Appendix 3:

Drilling Assays Certificates

Appendix 4:

Drillhole Description

Appendix 5:

QC-QA Coulon Project 2013

Appendix 6:

Standard Certificates CDN-SE-1 and CDN-SE-2

Appendix 7:

Outcrop Description

Appendix 8:

Surface Sample Assays Certificates

Appendix 9:

Surface Sample Description WRC

Appendix 10:

Surface Sample Description SMC

Appendix 11:

Thin Sections: Sample 365149

Appendix 12:

Mass Balance results

Appendix 13:

Magnetic susceptibility survey

Appendix 14:

Structural Analysis and Measures

LIST OF PHOTOS

PHOTO 1: MACROSCOPIC PICTURE OF SAMPLE 365149 SHOWING STRONG SILICIFICATION WITH DISSEMINATED PYRRHOTITE

34

PHOTO 2: MAGNETITE PORPHYROBLASTS GROWTHS WITHIN QUARTZ CRYSTALS FORMING SILLIMANITE RELICTS IN DRILLHOLE CN-13-266 AT 108.4 METERS.  37

PHOTO 3: MINERALIZATION COMPOSED OF PYRRHOTITE, CHALCOPYRITE AND SPHALERITE HOSTED WITHIN STRONGLY ALTERED ZONE IN DRILLHOLE CN-13-268 AT 853.60 METERS.  39

PHOTO 4: SMALL MASSIVE SULPHIDES ZONE COMPOSED OF MASSIVE SPHALERITE AND PYRRHOTITE INTERSECTED FROM 726.95 TO 727.15 METERS IN DRILLHOLE CN-13-269B.  40

PHOTO 5: MASSIVE SULPHIDE MINERALISATION DOMINATED BY PYRRHOTITE AND SPHALERITE BUT ALSO AFFECTED BY A STRONG SILICIFICATION. DRILLHOLE CN-13-270 AT 673.60 METERS.  41

PHOTO 6: PORTION OF MASSIVE SULPHIDE MINERALIZATION INTERSECTED IN THE INTERVAL FROM 953.15 TO 977.50 IN DRILLHOLE CN-13-271.  42

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PHOTO 7: MASSIVE SULPHIDES INTERSECTION CONTAINING A LARGE AMOUNT OF CHALCOPYRITE BUT ALSO PYRRHOTITE AND SPHALERITE IN DRILLHOLE CN-13-271 AT 969.20 METERS.  44

PHOTO 8: SPECTACULAR GALENA CRYSTALS SURROUNDED BY CHALCOPYRITE CRYSTALS OUTLINED IN DRILLHOLE CN-13-271 AT 983.30 METERS.  45

PHOTO 9: AMAZONITE CRYSTALS HOSTED WITHIN A PEGMATOIDAL QUARTZO-FELSPATHIC INJECTION AND ALSO MINERALIZED IN GALENA AND CHALCOPYRITE IN DRILLHOLE CN-13-273 AT 914.00 METERS.  46

PHOTO 10: SEMI-MASSIVE SULPHIDE SHOWING PYRRHOTITE AND SPHALERITE MINERALIZATION IN DRILLHOLE CN-13-275 AT 731.20 METERS.  48

PHOTO 11: BANDS OF DISSEMINATED PYRRHOTITE AND PYRITE INTERSECTED IN DRILLHOLE CN-13-274 AND WHICH EXPLAINS THE INFINITEM ANOMALY OUTLINED PREVIOUSLY IN THIS AREA.  49

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ITEM 1 -

SUMMARY

Following the reception of significant results from the 2012 drilling campaign, Virginia Mines pursued its exploration program in 2013 with the objective of extending massive sulphide Lenses 257 and 201 thereby increasing the base metals tonnage of the project.

To achieve this objective, a total of 8507 meters was drilled in eleven (11) different drillholes during the winter 2013. A total of nine (9) holes tested the extension of Lens 257, one (1) hole tested the depth extension of Lens 201 and one (1) was drilled in the area of the Tension showing. Also, the eleven holes were surveyed using Infinitem borehole technology.

Most importantly, the winter 2013 program resulted in significant extension of Lens 257 and of the vertical continuity of Lens 201. The best results from nine (9) holes drilled into Lens 257 came from hole CN-12-271 with an intersection from 954.30 to 970.00 meters that yielded 9.48% Zn, 3.11% Cu and 46.16 g/t Ag over 15.70 meters.  These results confirm the continuity of Lens 257, which is now followed over a lateral distance of 350 metres at a vertical depth varying between 550 and 800 metres under surface. Lens 257 seems to be a mineralized ore body dipping shallowly to the northwest and weakly plunging to the north-northeast. The only drillhole testing Lens 201, CN-13-275, returned significant values of 2.55% Zn, 0.96% Cu and 8.68 g/t Ag over 4.20 meters and confirmed the continuity of Lens 201 at depth.

Summer lithogeochemical survey results over 816 whole rock samples confirmed the south and west continuity of the felsic volcanic favourable rock package beyond the existing footprint. It also outlined several new hydrothermal alteration zones typical of VMS deposits.

In a near future, additional drilling is recommended over west limb that hosts Lens 257 and over Lens 201. Moreover, Trenching is recommended over the former Tension showing in order to expose the mineralization but also to expose the structural framework in this area that presents intense hydrothermal alteration. It would also be optimal to perform significant trenches over the Spirit area for the same reasons. Finally, deep penetration ground EM survey should also be performed over newly identified areas exposing favourable rhyolite that presents significant hydrothermal alteration.

Virginia Mines

Coulon Project

December 2013

ITEM 2 -

 INTRODUCTION AND TERMS OF REFERENCE

Following the reception of significant results obtained from the 2012 drilling campaign on the Coulon Project, Virginia Mines pursued its exploration program during winter of 2013, the objective of which was to extend massive sulphide Lens 257 and to discover new massive sulphide lenses by drilling targets along the Lens 257 favorable horizon. The program also had for objective to extend the mineralization of lens 201. A total of 8507 meters of drilling were completed from January 25th through mid-April 2013. During this same period, borehole Infinitem surveys were completed in 11 holes. A geophysical survey using an Armit probe and an Infinitem II configuration was also conducted from surface over the Lens 257. This latter survey objective was to test the investigating depth of that new configuration given the vertical depth of Lens 257 at 600m.

In addition to the winter drilling program, a surface lithogeochemical program was also realized from June through July 2013. The objective of this latter was to complete the lithogeochemical surface coverage in order to refine the geological interpretation and to accordingly circumscribe additional alteration areas. Magnetic susceptibility surveys over core samples were also realized during the summer program.

This report provides the status of current technical geological information relevant to Virginia Mines last exploration program on the Coulon project in Québec. It has been prepared in accordance with the Form 43-101F1 Technical Report format outlined under NI-43-101. The report also provides recommendations for future work.

ITEM 3 -

DISCLAIMER AND RELIANCE ON OTHER EXPERTS

Co-author Mathieu Savard, geologist with a B.Sc. in geology and Virginia's senior project geologist, oversees the Coulon project and supervises all fieldwork conducted by Virginia Mines with vice-president exploration Paul Archer, co-author Isabelle Roy and Vital Pearson. Isabelle Roy, B.Sc. in geology is senior project geologist for Virginia Mines while Vital Pearson, M.Sc. Eng. is principal research geologist for Virginia Mines. This report sometimes refers to the geophysical Infinitem surveys completed by the staff of Abitibi geophysics (Dubois) for some of the targeting issues. Otherwise, this report does not rely on other expert.

ITEM 4 -

PROPERTY DESCRIPTION AND LOCATION

The Coulon JV project is located 15 km NNW of Fontanges airport operated by Hydro-Québec (Fig. 1). This report describes the work done on 498 claims covering a total of 247 km² owned at 100% by Virginia Mines at Coulon (Fig. 2). The list of claims is available in appendix 2. The camp coordinates and maps covered by the project are:

Latitude:

54o39' North

Longitude:

-71o13' West

SNRC:

23 L/05, 06, 11, 12, 13, 14 and M/03 and 04

UTM zone:

19 (nad27)

NTS:

356290 E

6057960 N

Virginia Mines

Coulon Project

December 2013

ITEM 5 -

ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

The Coulon camp is located 15 kilometers north of Fontanges airport (Baie James) and is accessible by all-season gravel roads. To reach the camp, vehicles follow the directions to the LA-2 dam (Chaumont road) from the Trans-Taiga road. The camp is located 10 kilometers north of the Laforge-2 power station in a sand pit. All gravel roads are privately owned by Hydro-Québec and their maintenance is the responsibility of Les Services Naskapi Enr.

The main lenses 08, 9-25 and 44 are located 16 kilometers NNW of the Coulon Camp, 22 kilometers directly to the North of the Laforge-2 power station and 27 kilometers to the North of the Fontanges Airport All equipment, including fuel and supplies, were transported directly to the campsite by truck from Chibougamau or the Abitibi region. Fontanges airport, also accessible by the Trans-Taïga all-season gravel road, is the nearest facility for air transportation.

The landscape of the study area is relatively uneven with altitudes ranging from 420 to 580 meters. The hydrographic system includes many large lakes but no major rivers at the 1: 250 000 scale. Vegetation is typical of taiga including areas covered by forest and others, typically at the top of hills, devoid of trees.

ITEM 6-

 HISTORY

6.1. Property ownership

Since the first volcanogenic massive sulphide discovery on the Coulon property in 2003, a considerable amount of work was completed by Virginia and partner Noranda/Falconbridge until the end of 2005 when Noranda-Falconbridge abandoned the option to acquire a 50% interest in the Coulon Property. In May of 2006, Virginia signed a new partnership with Breakwater Resources whereby Breakwater had the option to acquire a 50% interest in the Coulon property in exchange for payments totalling CA$ 180,000 and spending $7.5 million in exploration work over a period of 9 years. Breakwater Resources fulfilled the option and acquired 50% of the Coulon property 18 month later. However, in December 2008, following the economic and financial world crisis, Breakwater Resources sold its 50% undivided interest in the Coulon project in exchange for the issuance of 1 666 666 shares of Virginia Mines to Breakwater. Virginia Mines thus became the sole owner of the Coulon property. That agreement was concluded on December 12th 2008. The Coulon project is now 100% owned by Virginia Mines Inc.

6.2. Previous work

Table 1 summarises all the work performed in the area of the project to-date.

Virginia Mines

Coulon Project

December 2013

Table 1:  Summary of previous work in the Coulon JV project area

Geological Survey of Canada (1961-63)

- Reconnaissance mapping at a scale of 1: 1 000 000 by Stevenson

Geological Survey of Canada (1966)

- Mapping programs in the areas of Caniapiscau and Fort George Rivers

SDBJ and SERU joint venture (1977)

- Exploration campaign for uranium, partially in 23L (Lac Neret project)

Geological Survey of Canada (1980s)

- Aeromagnetic survey of the Ungava peninsula

Geological Survey of Canada (1989 to 1992)

- Mapping of a transect of the Ungava peninsula by Percival et al;

            Identification of the Goudalie Domain and of the Vizien greenstone belt

Ministry of Natural Resources of Québec (1997)

- Lake sediments geochemical survey of the Ungava peninsula

Ministry of Natural Resources of Québec (1998)

- Geological mapping of the NTS sheet 23M, at a scale of 1: 250 000 (Gosselin and Simard, 2001)

BHP Billiton (1998)

- Regional till sampling program including one line transecting the Coulon belt in a NW-SE direction.

Virginia Gold Mines (1998-2003)

- Several exploration campaigns in the sheet 23M including geological, prospecting and geophysical surveys and drilling campaigns in joint venture with BHP Billiton

Ministry of Natural Resources of Québec (1999)

- Geological mapping of the NTS sheet 23L, at a scale of 1: 250 000 (Thériault and Chevé, 2001)

Virginia Gold Mines (2000)

Fall

- Reconnaissance mapping in between Gayot and Caniapiscau (sheets 23L/06, 23L/11 and 23L/14)

- Reconnaissance mapping in the Coulon and Pitaval belts area (sheets 23M and 33P)

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Coulon Project

December 2013

Virginia Gold Mines (2003)

Summer

- Reconnaissance mapping in the Coulon belt leading to the discovery of Dom showing

Fall

- Helicopter-borne Em-Mag VersaTEM surveys by Geophysics GPR Inc. over the Coulon Property

Virginia Gold Mines (2004)

Winter

- Grid cutting in the Dom showing area (126 linear km)

- Max-Min and magnetic surveys over Dom area (TMC Geophysics)

- Diamond drilling campaign on Dom and Dom Nord (Savard et al., 2004) (2400 meters)

- Borehole pulse EM (Crone system) in holes CN04-04, 06, 07, 08, 09, 10 and 12

Summer

- Regional reconnaissance mapping over the entire property (Huot et al., 2004)

- Trenching on DOM and DOM Nord (21 trenches, Huot et al., 2004)

- Geophysical surveys (borehole EM, deep EM, done by TMC Geophysics)

- Diamond drilling campaign on DOM and DOM Nord (Huot et al., 2004) (2384 meters)

Virginia Gold Mines (2005)

- Diamond drilling campaign (Chapdelaine et al, 2005) (3360 meters)

- Geophysical surveys (borehole EM, Deep EM, Max-Min and Magnetic surveys done by TMC Geophysics)

- Trenching on regional targets

Virginia Mines (2006)

-Diamond drilling campaign (Savard et al. 2006) (2586 meters)

-Geophysical surveys (Ground Infinitem and Borehole Infinitem surveys conducted by Abitibi Geophysique Inc.)

-Prospecting and Mapping.

-Helicopter-borne EM-Mosquito and Magnetic Survey (Prospectair)

Virginia Mines (2007)

-Diamond drilling campaign (Savard et al. 2007) (40 204 meters)

-Geophysical surveys (Ground Infinitem and Borehole Infinitem surveys conducted by Abitibi Geophysique Inc.)

-Prospecting and Mapping.

-Helicopter-borne Vtem and Magnetic Survey (Geotech).

Virginia Mines (2008)

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Coulon Project

December 2013

-Diamond drilling campaign (Savard et al. 2009) (52 557 meters)

-Geophysical surveys (Ground Infinitem and Borehole Infinitem surveys conducted by Abitibi Geophysique Inc.)

-Prospecting and Mapping

P&E Mining Consultants Inc. for Virginia Mines (2009)

-Resources Calculation of Coulon Project.

Virginia Mines (2011)

-Diamond drilling campaign (Savard et al. 2011) (7 992 meters)

-Geophysical surveys (Ground Infinitem and Borehole Infinitem surveys conducted by Abitibi Geophysique Inc.)

Virginia Mines (2012)

-Diamond drilling campaign (Savard et al, 2012) (18 082 meters)

-Geophysical surveys (Borehole Infinitem and Gravimetric surveys conducted by Abitibi Geophysique Inc.)

ITEM 7 -

GEOLOGICAL SETTING

7.1 Regional Geology

The Coulon JV project area lies at the junction of four lithotectonic domains, namely the Archean subprovinces of La Grande, Ashuanipi, Minto (and its Goudalie Domain) and Bienville. The region is part of the Goudalie-La Grande Assemblage. The area is dominated by tonalite and granite hosting several Archean greenstone belts of kilometric to deca-kilometric scale (including the Venus, Charras, Marylin, Pitaval, and Coulon belts). Most of these belts are composed mainly of basalts and felsic tuffs but ultramafic flows and intrusives are also present and are particularly abundant in the Venus, Marilyn, and Charras belts.

According to Gosselin and Simard (2001), the Vaujours Fault, mapped across the Coulon belt, marks the limit between the Goudalie-La Grande Assemblage and the Ashuanipi Subprovince. A reverse movement in a SE direction is inferred for this fault. However, rocks characteristic of the Goudalie-La Grande Assemblage have also been mapped on the southeastern side of this fault, which militates against, at least in this area, the existence of a sharp lithotectonic structural break across this fault. This regional limit is probably delineated by the late monzonitic and granodioritic intrusions of the Gamart Suite oriented in a NNE-SSW direction (Huot et al, 2004).

For more complete descriptions of the regional geology, the reader is referred to studies by Gosselin and Simard (2001) and Thériault and Chevé (2001), which deal with sheets 23M (Lac Gayot) and 23L (Lac Hurault), respectively. A simplified description (mainly taken from these studies) of the most abundant lithostratigraphic assemblages mapped during our exploration work is included below. In addition to these assemblages, the Maurel Suite granodiorite and the Tramont Suite granite and pegmatite were commonly encountered. Proterozoic diabase dykes are noticeably absent.

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7.1.1 Brésolles Suite

Well-foliated tonalitic gneiss of the Brésolles Suite is abundant in the region. This lithology is considered as the basement upon which supracrustal rocks were deposited. The Brésolles Suite is particularly abundant NW of the Coulon belt in sheet 23M and west of supracrustal rocks in the sheet 23L. In the latter sheet, foliated tonalite of the Brésolles Suite forms pluri-kilometric slivers enclosed in less-deformed tonalitic intrusions of the Favard Suite. A calc-alkaline affinity is assigned to the Brésolles Suite and its origin may be linked to an island-arc setting.

7.1.2 Gayot Complex

The Gayot Complex is composed mainly of metabasalt with lesser amounts of metasediment, pyroclastites and iron formation. Minor metre-scale rhyolitic lava horizons are also present. In the Lac Hurault area (23L), two of these metabasaltic units have been identified and are considered to be the southern extensions of the Pitaval and Coulon belts. Both units are metamorphosed to the amphibolite facies, with only local upper greenschist facies mineral parageneses being present. In the study area, the mineral assemblages observed suggest that a metamorphic overprint up to the granulite facies occured. Primary textures such as amygdules and pillows are only rarely preserved. Metabasalts may be derived from the metamorphism of island arc tholeiites to weakly calc-alkaline basalts. An ocean floor origin is also possible but this may conflict with the emplacement of penecontemporaneous explosive felsic volcanic products. Dacitic to rhyolitic tuffs and andesites in this complex are clearly calc-alkaline, typical of an arc setting. A tholeiitic affinity is inferred for the ultramafic rocks. This complex is dominant in the northern portion of the Coulon belt but is volumetrically less important in the southern half. Mafic rocks mapped in the region of Dom showings may be part of the Gayot Complex.

7.1.3. Aubert Formation

The Aubert Formation stretches in a N-S direction from Fontanges airport up to the Vaujours Fault. It includes polygenic conglomerates and biotite-hornblende paragneisses in the Lac Gayot region. In sheet 23L, the existence of granodioritic to tonalitic leucosomes (up to 25% by volume) in paragneiss is strong evidence that migmatization occurred. Thériault and Chevé (2001) also describe a third unit made up of paragneiss characterized by sillimanite, cordierite, biotite and muscovite. Sillimanite porphyroblasts are locally present in this unit. Andalusite is also reported by Gosselin and Simard (2001). This porphyroblastic unit is much less extensive than the biotite-hornblende paragneiss. The exact protolith to these rocks has yet to be determined. They may correspond to sediments or felsic tuffs/lavas.

According to Gosselin and Simard (2001) the polygenic conglomerates, made up of fragments of amphibolitized metabasalt, crystal tuff, tonalitic gneiss and iron formation, lie on top of the Gayot Complex and Brésolles Suite. Conglomerates could have been formed by the disruption of the volcanic sequence and tonalitic basement.

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7.2. Local Geology

Dominant lithologies on the project include mafic to intermediate orthogneiss, sillimanite-bearing quartzo-feldspathic gneiss, alteration zones, exhalites and massive sulphides. Altered rocks, semi-massive to massive sulphide horizons and exhalites are less common but obviously are of major interest. Protoliths are difficult to assess due of the metamorphic overprint that reaches the granulite facies, the variation of deformation intensity and alteration intensity. Local partial melting also occurred in the volcano-sedimentary pile. The descriptions below include the proposed protoliths for each metamorphic rock, based on macroscopic observation. It does not always correspond to lithogeochemical name due to reasons mention above. Several tests were performed and to date, it is almost impossible to determine the exact name of the rock only based on macroscopic observations. The following descriptions of the lithologies encountered on the main grid are improved from Huot’s 2004 report.  These descriptions are still considered to be accurate even if lithogeochemical work defined additional lithologies since these units could not be discriminated based on texture or on macroscopic description on the field.

Notice that the geological map presented (Figure 9) is mostly based on the interpretation of lithogeochemical results combined with the interpretation of the high definition magnetic survey results realized last year.

Rhyolites (±rhyodacites)

Grey to pinkish fine-grained felsic orthogneiss is interpreted to be metamorphosed lava flows. Whole-rock chemistry reflects a generally rhyolitic composition (SiO2>73%) with only the occasional rhyodacite. This type of rock includes abundant quartz and plagioclase with common biotite and muscovite crystals aligned along weak to strong foliation planes. The occurrence of potassic feldspar imparts a pinkish colour to the fresh rock surface. Minor felsic schists are present as well. Local in-situ brecciation, with calcite and chlorite in the matrix, occurs in CN-04-24 and CN-04-25. The sillimanite-bearing felsic gneiss is interlayered with rhyolitic protoliths suggesting the sequence represents the build-up of volcanic and volcaniclastic layers. Savard et al. (2004) suggested that the Dom zone rhyolite has a transitional affinity, which is consistent with a volcanic arc setting.

Felsic volcaniclastics

Sillimanite-bearing gneiss is common in the main grid area. This type of gneiss resembles those resulting from the metamorphism of rhyolite and sedimentary rocks in terms of major mineral phases. It contains abundant quartz and plagioclase with common biotite and muscovite. The gneiss is composed of more than 73% SiO2. The sillimanite-bearing porphyroblastic gneissic rocks have a volcaniclastic origin. Fragments were observed on surface and in drillcore. When sillimanite is present solely as the elongated fibrolite variety, this facies is considered to be a fine-grained tuff. Fibrolite is also found as rounded and elongated aggregates intergrown with quartz and/or muscovite. These glomeroporphyroblasts, locally reaching up to 6 cm, represent intensely altered fragments metamorphosed to the granulite facies. We also support that these porphyroblastic sillimanite gneisses were likely lapilli tuffs. Rare prismatic crystals of sillimanite have been observed microscopically in a specimen of hydrothermally altered rock. We consider this lithology to be the main host rock to the magnesium-rich altered rocks.

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December 2013

Basalts and andesites

Medium- to dark-green orthogneiss is another abundant lithology in the vicinity of drill sites. These rocks are fine to medium-grained and include hornblende and plagioclase as the dominant phases. Hornblende is possibly partially replaced by actinolite or actinolitic hornblende since amphiboles have a greenish rather than a black colour. Some intervals are characterized by hornblende porphyroblasts, which may reach up to 5 mm and 25 % by volume in undeformed facies. These large hornblendes recrystallized during the metamorphic overprint but they may have a magmatic origin. Other crystals which are not ubiquitously found include quartz, biotite and magnetite. This latter phase is finely distributed and may also occur as blebs as wide as 6 millimeters. A summary examination of the geochemical results, compared with the description of each sample, tends to show that the non-porphyritic variety containing biotite, quartz and magnetite has an intermediate composition. It is dominantly present in the western part of Dom zone. Other facies have a more mafic composition. Sulphides are rare and, when present, are found as disseminations. They include pyrite, pyrrhotite and chalcopyrite.

Savard et al. (2004) described these green rocks as diorites but indicated that some occurrences may have had a volcanic origin. Huot et al (2004) suggest that they represent basalts and andesites interlayered with other lithologies in the volcanic sequence. Only minor occurrences are now interpreted as diorite and gabbro. High-grade metamorphic overprint and deformation obliterated all original magmatic features. Deformation features are common and range from a weak foliation to highly stretched ultramylonites.

The n major and minor element chemistry suggests that the orthogneiss occurring in the westernmost portion of Lens 08 has an intermediate composition (eg. SiO2 = 53.7-57.0%).

Alteration zones

Drilling, trenching and mapping at surface have outlined a type of lithology characterized by medium- to coarse-grained minerals such as magnesium-rich amphiboles (anthophyllite, cummingtonite and tremolite), chlorite, cordierite, andalusite, garnet, orthopyroxene and quartz. Kyanite and diopside may be present as accessory phases as well. Chloritoid and pyrophyllite, more typical of mineral assemblages crystallized under greenschist facies conditions, are not found as expected. This massive unit commonly contains disseminated to net-textured sulphides (up to 20-25%). Among them, pyrite and pyrrhotite are the most common but chalcopyrite and sphalerite may reach significant percentages. This mineral assemblage is reminiscent of a hydrothermal alteration pipe underlying volcanogenic massive sulphides that was metamorphosed to high-grade facies. These altered rocks are found adjacent to lenses 16-17, 08, 09-25, 43, 44 and 201. The magnesium content of rocks in the alteration zones is typically higher than 10%. The Spirit showing alteration zone and the alteration zone on the Ishikawa grid (drillholes CN-07-081) are characterized by the presence of silicified zones that are associated with a high content in garnet and sillimanite that also present disseminated sulphides.

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Exhalites

Several occurrences of exhalites are described in drillholes, trenches and outcrops. These lithologies are characterized by their sulphide and quartz abundances and their laminated aspect. The thickness of individual layer ranges from the millimetre to centimetre-scale. The most common type of sulphide is pyrite. Pyrrhotite is also present but chalcopyrite, sphalerite and galena never form significant quantities. Besides quartz, plagioclase and biotite are also present as silicate phases. When the content of sulphides is low, exhalites resemble wackes or arenites depending on their biotite abundance.

Exhalative horizons are either found adjacent to lenses of massive sulphides and/or anthophyllite-rich altered rocks or intercalated with basalts and sediments without any significant economic grade. They may correspond to distal deposits related to Cu-Zn lenses that are still untested at depth. A good example of this type of lithology was observed in drillhole CN-07-070 where a massive sulphide intersection consisting almost solely of pyrite and pyrrhotite occurs 60 meters above a strongly mineralized intersection. Another example of this type of lithology was noted within drillhole CN-07-081 where 3-4 meters of massive sulphides were intersected. This interval consists of pyrite and pyrrhotite and is interpreted to be an exhalite.

Lenses of semi-massive to massive sulphides

Nine (9) significantly mineralized lenses are reported in the Main Grid Sector. They include lenses 16-17, 08, 09-25 43, 44, Spirit, 201, 223 and the newly discovered 257. Mineralized zones contain semi-massive to massive sulphides and gangue minerals such as anthophyllite, quartz and other minerals commonly found in hydrothermally altered rocks. Sulphides include pyrrhotite and pyrite with significant sphalerite, chalcopyrite and galena. The abundance of each sulphide varies relative to others across mineralized horizons suggesting internal zoning. For example, some mineralized intervals are formed by quasi-massive sphalerite. The general idioblastic aspect of pyrite crystals shows evidence of recrystallization. Pyrrhotite occurs as either a coarse-grained phase usually containing pyrite crystals or as fine grains. Sphalerite has a semi-translucid reddish-brown colour and a recrystallized aspect. Chalcopyrite seems to be a late recrystallizing phase as it is found in an interstitial position with respect to pyrite, pyrrhotite and sphalerite. Some samples show chalcopyrite rimming idioblastic crystals of pyrite. Galena, the least common of the major sulphides, is also a late recrystallizing mineral. It occurs interstitial to all other four sulphides. Magnetite is also observed locally within massive sulphide zones.

Other lithologies (migmatites and pegmatites)

Most of the rock units on the property have been metamorphosed to temperatures high enough to initiate partial melting in the volcano-sedimentary package. Some areas are notable for their abundant migmatites and diatexites in which restites of paragneiss and orthogneiss can be identified. Rocks in the main grid area escaped this extreme partial melting despite mineralogical evidence that they were metamorphosed to the upper amphibolite facies. Such evidence includes the presence of sillimanite and orthopyroxene crystallized after anthophyllite. Leucosomes in felsic gneiss indicate local partial melting. This melting is particularly evident in CN04-25 in which a coarse-grained tonalitic rock that crosscuts the massive sulphide lens contains sulphides (including chalcopyrite) interstitial to quartz and plagioclase. Granoblastic recrystallisation of felsic and mafic gneisses, which tends to increase grain size, is common.

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White to pink pegmatites are common throughout the stratigraphic package. They are massive and crosscut all types of rocks. Accessory sulphides are locally present in pegmatites that crosscut mineralized horizons.

Thin mafic sills were intersected locally in the vicinity of the lens 08 and 9-25 but their irregular and local distribution makes them difficult to interpret.

Several drillholes showed that the volcano-sedimentary packages in the Ishikawa and the Spirit grid are strongly affected by partial melting. Between 5 and 25% leucosomes are observed in the rocks from these areas.

7.3 Structural Geology

Structural and stratigraphic interpretation of the Coulon felsic complex represent a challenge for a number of reasons: first: except for some BIF peripheral to the complex, there are few marker horizons, making difficult to evaluate S0; second: although mafic units occurs, it is not possible to distinguish between dyke, sill and flow, preventing to unequivocally document structural relationship, third: metamorphism obscures textures and lithofacies, inhibiting the architecture of the volcanic complex; fourth: deformation is obviously polyphased, which is in itself a challenge; fifth: migmatism, leucosomes and pegmatites are syn deformation, which induce strong rheological contrast and anisotropies in the deformation from place to place, passing from massive, schistosed, foliated, L-tectonite to complex fluage.

Considering the anisotropy of the deformation and the extent of the area, the Coulon felsic complex has been divided into three domains (figure 10). Around 2400 structural field data has been collected since 2002 (new data – 2013 – accounting for 793 lectures are presented in appendix 14).

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Figure 30: Definition of the structural domains and distribution of the structural data collected during the 2013 summer.

Each domain presents specificities in terms of deformation’s style and represents approximately 50 square kilometres in superficies. A proper assessment of each domain will require the definition of Sub-Domains, and this isn’t possible at the present level of understanding except for the Eastern Domain and some specific sub-domains. The best known domain – although a lot remains to be done – is the Eastern Domain, which benefits from the extensive drilling for the definition of the main sulphides lenses. The main characteristics of this domain are the occurrence of a fold interference pattern which is locally disrupted by right lateral faults. The Western Domain is poorly documented but the structural data are supportive to the HD-magnetic survey’s interpretation and point to dominance of thrust faults and domal exhumation of the central part. The Southern Domain is at a nascent stage in our understanding. Conversely to the Eastern Domain, the kinematic indicators are mostly senestral. Global interpretation of the kinematic at the scale of the property is still speculative.

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7.3.1: Eastern Domain

The Eastern Domain (figure 10) can be informally subdivided into three subdomains in respect to both, our level of confidence/documentation or formal structural characteristics.

7.3.1. 1 Sub-Domain 1: Main Lenses Area

The Main lenses area is the most thoroughly documented. Structural interpretation isn’t related only to punctual surface observations, which are sparse in this area (figure 11), but also to 3D intercepts giving the actual shape of the geological units.

As featured on figure 11, the high titanium basalt (HiTiBas, contoured in blue) is actually an asymmetric crescent shape unit plunging to the NNE. Figure 12 gives an isometric oblique view of this latter. This single structure – 1.5 kilometre long and 700 metres deep in its NNE limit – provides a sound basis for the interpretation of S0, S1 and S2 despite the lack of surface outcrops, and gives the framework for the structural setting for the mineralization.

À posteriori, recognition of the crescent shaped unit enables to set the minimal parameters of the deformation (minimal because we still haven’t the dataset to unequivocally set the number of deformation phases). The planar features bisecting the crescent is terms F2, it is oriented approximately N035/85 (see appendix 14 for related stereographs) and plunge to the NNE at around 30°. This fold system affect an early one (F1) which isn’t likely to be orthogonal to F2 since the deformation pattern is asymmetric. After a number of iterative tests we present a deformation model (figure 4) enabling to explain the broad structural geometries, where F1 is at around 30 ° CW relative to F2 without plunge (horizontal axis).

7.3.1.2 Sub-Domain 2: Tension Area

In consideration of the structural model developed for the main lenses area, which is well constrained, we can – by extension – try to apply the logical consequences of such a deformation model. We must stress that although the model on figure 13 appears well documented, its generalization remains strongly dependant on the homogeneity of the deformation style at the kilometric scale.

Figure 14 shows a proposal where the Tension sub-area is interpreted as being a dome feature as it would be suspected from our model. Figure 14a presents the geological map drapes on the magnetic intensity. Susceptibility contrast between basalt and rhyolite highlights the lithological trends which are disrupted along NNE discontinuities. These magnetic discontinuities suggest a partial disruption in the folding process, potentially expressing a transition between folding, fluage and ductile faulting. On Figure 14b, the dome and basin is sketched out, and appears to be in good agreement with the geographical distribution of units. The Main lenses area shows an inward directed polarity characterized by peripheral rhyolite and central basalts. Conversely, the Tension dome presents a central rhyolite with peripheral basalts as it would be suspected. Facing of the sequence is indirectly obtained by the geometric relationship between the alteration zone (pipe) and the massive sulphide; the alteration being in the footwall.

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Figure 11: Distribution of schistosity around the Main lenses area. Note that few observations are available around the MS lenses. An axial planar schistosity is observable in the Dom area and distinctive HiTi Basalt occurs in the central part.

It is of interest to note that the stretched area between the dome and the basin is characterized by the parallel occurrence of the syncline and the anticline. In this specific area occurs the lens 43.

Up to now lens 43 was considered as being dismembered by important senestral movement giving place to lenses 43-North, 43-Centre and 43-South. Again here – and à posteriori – interpretation of lens 43 following the basin and dome model, conveniently explain lens 43-North and 43-South as being on each flank of the syncline at the contact between the rhyolite footwall and the basaltic hangingwall. Lens 43-Centre occurs in the central part of the syncline and is hosted by unaltered basalts. This latter characteristic strongly suggests that lens 43-Centre represents a remobilization.

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7.3.2 Western Domain

The Western Domain is dominated by a strikingly different pattern of deformation relative to the Eastern Domain. As featured on figure 15, we are in presence of a large felsic complex inter-pieced by some mafic to intermediate units.

Figure 15: Geological and structural features of the Western Domain.

The schistosity is generally paralleling NW magnetic discontinuities, but also exhibits local closure indicative of folding postdating the inception of the schistosity. Although not formally documented, we consider the possibility of thrust faults where the main direction of transport parallels the NW linear discontinuities. The main front of these thrust is located near the northwest limit of the felsic complex. Inner part of the complex is not well understood, but is definitely affected by folding. Furthermore, the westernmost intrusive (to the NW) doesn’t represent a late crosscutting intrusion but a gneissic dome with remnant and rafts of felsic volcanics into products of migmatism (nebulite, diatexite). This intrusion is more adequately defined as a gnessic dome rather than an intrusion.

Some particularities are discussed in the following sections and are presented as informal sub-domains.

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December 2013

7.3.2.1 Sub-Domain 1: Ishikawa Area

Ishikawa is located in the Western Domain and represents a good example where a combination of different data sources provides some support for alternative interpretation.

Figure 16: Detail of the structural features in the Ishikawa area.Geology drape over the FVD, jointly with schistosity reading and rock types.

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As seen on figure 16, the first vertical derivative of the magnetic survey isn’t contrasted enough to interpret geological structures. Early map presents relatively homogeneous meta- rhyolite unit. With the help of schistosity reading, three localities clearly indicate folding, which in turn becomes the missing ingredient to decipher the mild contrast of the mag survey. Finally, lithogeochemical data point to the occurrence of thin mafic units featuring a sub-kilometric “Z-shape” fold.

Planar measurements collected in the Ishikawa area returned a maximum density value around N340/75 for schistosity plan. Linear measurements define an axis of N120-68 which plots on the great circle of schistosity distribution.

7.3.2.2 Sub-Domain 2: Spirit Area

As presented on figure 17, Spirit sub-area shows a distribution of schistosity along a great circle indicative of a folding (F2) post-S1. Main foliation (S1) gives an orientation of N330/56.

Figure 17: Geological and structural detail of the Spirit sub-area.

However, both fold flanks are dipping in the same direction which suggests that the fold plan is inclined (overfold). Mineral lineation occurs in two separate poles which are suggesting two vergences which suggest post F2 deformation. Lineation is folded (F3?).

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December 2013

7.3.2 Southern Domain

Figure 18: Geological and structural features of the Southern Domain.

As previously expressed in the introduction, the Southern Domain is poorly understood. Figure 18 shows complex relationship suggestive of polyphased folding. Some thin basaltic units are present (possibly sill or dyke), as well as BIF units. Main extension of S0 and S1 is NNW with clear indication of NNW fold axis as exhibit by closure of magnetic signature.

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Figure : Orientation of schistosity by areas.

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ITEM 8 -

DEPOSIT TYPE

The overall context of the Coulon JV project is comparable with that of a VMS-type setting and presents a very good potential for new base metal discoveries along the 20 kilometre strike length of favourable stratigraphy. Known iron formation occurrences are also prospective for gold.

Exploration work done since 2003 by Virginia Mines in the area was successful in finding eight highly mineralized examples of typical of VMS-related deposits. Prospecting and mapping on the main grid area identified the mineralization style and the main lithologies, and confirmed that the geological context and the metamorphic grade and the alteration are similar to those of economic VMS deposits such as Geco in Ontario, Canada and Pyhasalmi in Finland. Drilling has revealed the presence of economic Zn-Cu-Pb-Ag grades that extend the favorable VMS stratigraphy over a strike length of 20 kilometers.

Besides traditional prospecting, Infinitem, mag and max-min geophysical surveys also proved to be excellent tools to outline the VMS-related deposits since massive sulphide lenses are associated with significant geophysical anomalies (conductor or high magnetic anomaly) hosted by non-conductive and non-magnetic rocks.

This section describes mineralized zones encountered in 2013 during drilling operations. New mineralized zones and extensions identified during drilling are presented on sections attached to this report and the results are presented in section 10. Refer to appendix 1 for the listing of all abbreviations used in the description of rocks. All assays certificates are included in appendix 3.

8.1 Lens 257

Lens 257 is now followed over a lateral distance of 350 metres at a vertical depth varying between 550 and 800 metres under surface. Lens 257 seems to be a mineralized ore body dipping shallowly to the northwest and weakly plunging to the north-northeast. It remains open at depth, being partly restricted to the north by hole CN-13-272 and to the south by holes CN-13-267 and CN-13-269B. The extensions of the lens towards the surface appear being limited by holes CN-13-266, CN-13-267 and CN-13-272 while holes CN-13-268 and CN-13-269B limit partially the depth extension on two sections.

The mineralization encountered is composed of pyrrhotite, sphalerite, pyrite, chalcopyrite and galena. Mineralization varies from disseminated to semi-massive to massive sulphides over this zone. Minerals such as green amphiboles, anthophyllite, biotite, chloritoid, sillimanite, cordierite, andalusite, carbonate and quartz constitute the gangue minerals in that mineralized zone and their surrounding alteration zones.

8.2 Lens 201

Hole CN-13-275 confirmed the depth continuity of Lens 201 by intercepting a massive sulphide zone yielding values of 4.73% Zn, 1.32% Cu and 11.7 g/t Ag over 2 metres (see Lens 201 longitudinal section). This mineralized zone is also found at the contact between mafic and

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felsic volcanics. Lens 201 is now followed down to a depth of 600 metres under surface, thus lengthening it by 50 metres at depth. The mineralization is also composed of pyrrhotite, sphalerite, pyrite, chalcopyrite and galena and the texture encountered are very similar to those observed in Lens 257. It is the same situation for the gangue and alteration minerals.

ITEM 9 -

EXPLORATION WORK

Summer 2013 activities concentrated on systematic lithogeochemical sampling survey that covered the entire property. Moreover, detailed magnetic susceptibility survey was also realized over drillcore of the main area in order to proceed to a more detailed and constrained magnetic inversion. Lithological descriptions were realized by geologists Mathieu Savard and Isabelle Roy, by geological engineer Vital Pearson and by trainee geologists Simon Hébert, Julien Avard and Rose-Anne Bouchard. They were supported in their work by geological student Anne-Laurence Paquet, Jeanne Lavoie-Deraspe and Mathieu Labarre, by technicians Paul-Émile Poirier and Julien Tremblay-Vezina and by cook Jacynthe Boismenu. All this personal was employed by Virginia Mines.

9.1 Surface Lithogeochemistry

A total of 817 outcrops were described by the personal of Virginia Mines during the summer campaign. 816 samples were collected for whole rock assaying while 13 samples were collected for economic assaying. Finally, a total of 793 structural measurements were collected from the different outcrops. All the samples were sent to ALS Chemex laboratory of Val-d’Or for analysis. Heliborn support was assured by Heli-Explore from Lasarre for two weeks during the summer program.

Lithogeochemical sampling for whole rock analysis was implemented in 2007 in order to assist in the geological interpretation. The sampling locations from this year mainly focus on surface samples but the bulk of the data mostly comes from drill core, including holes performed in previous campaigns (2004-2013). The database contains 8783 analyses from drill core and surface outcrop. Analysis was performed by ALS-Chemex using the ME-XRF06 analytical package. SiO2, TiO2, Al2O3, Fe2O3, MgO, MnO, CaO, Na2O, K2O, P2O5, LOI, Cr2O3, BaO, SrO, Y, Zr were analysed by XRF at 0,01% detection limit except for Y, Zr which are at 2 ppm detection limit. Zn, Cu and Au were analysed by AA, respectively at 1ppm, 1ppm and 5 ppb detection limits. See ITEM 11 for detail.

There is no universally-accepted method in geochemical interpretation and a number of approaches can be used. Considering the available analytical package and most importantly the geological context (VMS deposit in upper amphibolite facies), some choices can be made. Primary questions are related to the nature of the possible metasomatism associated with metamorphism, the recognition of volcanic-related hydrothermal alteration and the recognition of primary rock units. Of course, there are limitations on rock nomenclature which are imposed by the use of classic lithogeochemical diagrams which do not take into account lithofacies association (intrusive vs extrusive; massive vs clastic; volcaniclastic vs siliciclastic). For this reason, it would be appropriate to add a phase paragenetic or textural qualifier as described in ITEM 7.2 to the “geochemical” name.

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In the following section, we will evaluate the geochemistry of the sequence in three steps. The first one would be to characterize the origin of the sequence. Since previous classification’s work was pointing toward “paragneiss”, it becomes pertinent to provide arguments for a re-classification as “meta-volcanics”. The second step would be to evaluate the alteration affecting the volcanics. From this point, two groups will be defines depending on their states: altered or unaltered. The third step will be to attribute rock names for unaltered rocks (normative) and to quantify the metasomatism for the altered rocks (mass balance).

9.1.1 Rock Naming

As previously stated (Item 7: Geological setting), the Coulon area is included into what has been defined by Thériault and Chevé (2001) as the Aubert Formation. That Formation is represented by an assemblage of sillimanite bearing paragneiss with some occurrences of cordierite. In our assessment of the area, we consider most of the sequence as being of volcanic origin and the occurrence of sillimanite and cordierite being related to syn-volcanic hydrothermal processes.

Of course, when dealing with lithogeochemical data and using classification’s diagrams of igneous rocks, we obtained igneous rocks names, as for example the SiO2 vs Log(Zr/TiO2) (Winchester and Floyd 1977). Being satisfied of that would be a classic “confirmation bias”. On the other hand, at the upper amphibolite facies, it is difficult to distinguish unequivocally between sediments and altered felsic volcanic rocks. CONSOREM tried the adventure with a partial success (Trépanier and Faure, 2010). The problem is exacerbated by the use of altered felsic volcanic, which depicts our situation.

To decipher the nature of the sequence, we first consider our lithologies as being made of metasediment (paragneiss). A standard approach to evaluate the chemical modifications caused by sorting and weathering is to use the Chemical Index of Alteration (CIA; Nesbitt and Young, 1984, 1989). On such a ternary diagram (A-CN-K), source igneous rock plot under 50% Al2O3, and the weathering effect is to remove the CN content through the process of feldspar hydrolysis. Therefore, the points migrate toward the Al2O3 apex at constant K2O content. At terms, mature sediment (shale, laterite) will approach the illite composition along the Al2O3-K2O segment. On the central ternary diagram of figure 20, we plot the data from Coulon (points in grey). As references, we equally plot samples materials like volcanics and sediments from the literature. Two points should be noted in this diagram : First, Coulon samples along the Al2O3- K2O segment - in terms of sedimentary rocks - should be meta- shales or illite-rich rocks (now muscovite) , which is not representative of our field observations. Second, a large number of samples draw a segment that curve toward the K2O apex. A low to moderate enrichment in K2O is possible and is documented in the literature (caused by precipitation of K2O during diagenesis ; Fedo et al, 1995 ), but not with such a magnitude. In conclusion, the use of CIA ternary diagram for Coulon samples doesn’t define classical trend related to weathering of rocks giving an indirect support for an igneous origin.

As a second step in trying to rid the uncertainty about the nature of the protolith, we put it this way: Trépanier and Faure (2010) clearly established that classification’s difficulty emerges and is exacerbated by the occurrence of altered rhyolite. We therefore considered that if we withdraw altered samples, remaining samples should have a better classification rate.

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Two histograms present on figure 21 resume the supervised classification model using the Support Vector Machine (SVM) developped by Trépanier and Faure (2010). The histogram on the left shows the result of the recognition of protolith for the entire database. The probability is centered on 0.5 with a wide range; it is difficult to decide on the nature of the protolith. The histogram on the right contains only the least altered samples. In this latter case, the protocol of SVM’s classification indicates a probability of about 0.8 for being of igneous origin.
This does not exclude that there may be sediment in the sequence, but if they are present, they do not represent a significant portion of the stratigraphic section.

Paragneissic or metavolcanics?

MIA
Qtz
Al_2O_3
CIA
100
75
50
Kln, Chl
Sm
illite
Ms
Bt
Kfs
Pl
ideal weathering trend
tonalite
granodiorite
granite
sorting
provenance
Hbl
Cpx
Kfs
$CaO + Na_2O$
K_2O
Masirah Ba
Fiq Fm

Highly metamorphosed gneissic sequences can be siliciclastic in origin or from altered felsic volcanics.
Both sequences are chemically very similar.

amme A-C*N-K, (n=8739)
Al2O3_mol_100
CaO_mol_100 + Na2O_mol_100
K2O_mol_100
NAME_LTMDL
Alt
Frais
Frais_MainTrend
Volcanites Felsiques Paleozoique (Condie 1993)
Volcanites Felsiques Mesozoique-Cenozoique (Condie 1993)
Volcanites Felsiques Archeen Tardif (Condie 1993)
Volcanites Felsiques Archeen Precoce (Condie 1993)
Rhyodacites (Le Maitre 1976)
Gres Phanerozoique (Condie 1993)
Graywackes Paleozoique (Condie 1993)
Graywackes Mesozoique-Cenozoique (Condie 1993)
Graywackes Archeen Tardif (Condie 1993)
Graywackes Archeen Precoce (Condie 1993)
Graywackes (Wedepohl 1995)
Dacites (Le Maitre 1976)
Basaltes Archeen Tardif (Condie 1993)
Basaltes (Le Maitre 1976)
Andesites Archeen Tardif (Condie 1993)
Andesites (Le Maitre 1976)
Graywackes Arc Oceanique (Bathia et Crook, 1986)
Graywackes Arc Continental (Bhatia et Crook, 1986)
Graywackes Marge Continentale Active k, 1986)
Graywackes Marge Continentale Passive (Bhatia et Crook, 1986)
CONSOREM

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Figure 20: Evaluating how likely the Coulon rock sequence be paragneiss through the use of CIA ternary diagram.

Having a better confidence on the igneous nature of our sequence, we can make a further step in evaluating the metasomatism related to paleo-seafloor hydrothermalism. Figure 22 presents two classical diagrams for the analysis of metasomatism in VHMS setting. To the right is the Box Plot conceptually designed by Large et al. (2001; Fields limits have been reassess by CONSOREM, 2012). This binary diagram enables to classify sodic, calcic, potassic and Fe-Mg alterations. To the left is the FCA ternary diagram expressing the chemical evolution from fresh sample toward feldspar hydrolysis (sericitization) and Fe-Mg metasomatism (chloritization). The selection of the unaltered rock has been done by using different alteration index and systematically rejecting those having experience metasomatism.  This process involves the

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evaluation through twelve alteration’s diagram (performed using LithoModeleur, CONSOREM 2011, figure 23) and a final screening using the occurrence of anomalous normative minerals. Those latter are plotted in orange and red on figure 22.

From this point on, the main outcome is a better evaluation of the petrogenetic trend. Figure 15 present the SiO2 vs Log(Zr/TiO2) diagram of Winchester and Floyd (1977) using only the unaltered rocks (more precisely “least altered”). This diagram indicates a sub-alcalin suite of calco-alcalin affinity extending from basalt, andesite, dacite and rhyolite. The mean composition of these rocks type is presented on table 1.

Using values of table 1, we can more conveniently highlight the location of protoliths on a Ti-Zr diagram (figure 25). This simple diagram, using relatively immobile elements, provides key informations. First, most of the data fall into restricted ovoid areas (7 areas, considering the two rhyolitic sub-units), suggesting as many homogeneous lithogeochemical units. Second, some clusters are sub-round while others stretch along a diagonal passing through the graph’s origin, suggesting varying degrees of mass transfer (metasomatism).

Note that in the previous report, a group was named “unclassified”. This was relative to a poorly understood group of samples distributed outside of the main cluster (figure 25). Later on, with a better sampling, this unit was named and is still named “Dacite”. Summer 2013 surface sampling provides a better representation of this unit jointly with its geographical distribution. The dacite occurs mostly around the felsic complex and is locally in association with the occurrence of BIF. This unit is not significantly altered. Furthermore, when compared with paragneiss of the Ashuanipi and Opinaca sub-Provinces, our dacitic unit is the most likely to represent a paragneissic rock.

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Most probable: Igneous (meta volcanics)

Classification Histogram
(method: Trépanier et Faure, 2010. CONSOREM)
Fréquence
800
700
600
500
400
300
200
100
0
0
0.05
0.1
0.15
0.2
0.25
0.3
0.35
0.4
0.45
0.5
0.55
0.6
0.65
0.7
0.75
0.8
0.85
0.9
0.95
1
ou plus...
<-- Sediment
Probability: Sed vs Igneous
Igneous -->

Histogram: fresh Rx only
Fréquence
250
200
150
100
50
0
0
0.05
0.1
0.15
0.2
0.25
0.3
0.35
0.4
0.45
0.5
0.55
0.6
0.65
0.7
0.75
0.8
0.85
0.9
0.95
1
ou plus...
<-- Sediment
Probability: Sed vs Igneous
Igneous -->

- Using a supervised learning model for pattern recognition (Support Vector Machines - SVM), the least altered rocks show a high probability of representing igneous conversely to metasediment.
- Furthermore, textures, alterations and mineralisation, point to VMS-type mineralization.

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Figure 21: Result of automatic recognition using a supervised learning model.

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Figure 24: SiO2 vs Log(Zr/TiO2) diagram (Winchester and Floyd, 1977)

Using figure 25 as an informal scheme of classification, we subdivided the database into specific groups centered on the main cluster. For each of these groups, a rock name was attributed following a formal procedure of rock classification and alteration evaluation. These rock names are used for 3D modeling as well as for the new geological interpretation. As mentioned in section 7, log description on the field could not use this method since lithogeochemical analyses are not obtained instantly and macroscopic observations are difficult to correlate with lithogeochemical rock names.

Low and high titanium rhyolites (RhyLoTi and RhyMain)

These two units are ubiquitous and present in all of the mineralized areas. They are both highly altered but RhyMain is more commonly observed in proximity to mineralization. Metamorphism precludes a formal distinction between these units. Chemical variations between the two end members are relatively narrow and suggest a cogenetic origin (possibly coalescing domes from

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distinct effusion cycles). Furthermore, 3D sample distribution suggests a complex intermingling between both rhyolites which can be caused by the occurrence of primary dykes or the effect of deformation. This latter is most probably very important as a result of hydrate paragenesis lowering the melting point.

Table 2: Chemical composition by rock type using least altered samples

Ratio_Name	And	BasHiTi	BasLoTi	BasOl	Dac	RhyLoTi	RhyMain
n	18	3	52	4	4	2	4
SiO2_ppc	60.15	53.7	52.21	48.29	63.49	73.5	74.55
TiO2_ppc	0.95	1.57	1.09	0.89	0.51	0.17	0.18
Al2O3_ppc	15.59	14.39	16.15	15.68	15.58	13.65	12.91
Fe2O3t_ppc	8.5	13.88	11.56	12	5.41	2.42	2.64
MgO_ppc	3.49	5.76	6.11	7.82	2.6	0.55	1.1
MnO_ppc	0.12	0.18	0.16	0.2	0.08	0.04	0.04
CaO_ppc	5.16	6.92	8.08	9.9	4.29	1.75	1.38
Na2O_ppc	3.71	3	2.87	2.67	4.17	3.63	3.85
K2O_ppc	1.41	0.68	0.65	0.74	2.29	2.71	2.33
P2O5_ppc	0.16	0.25	0.19	0.06	0.24	0.03	0.03
LOI_ppc	0.52	0.34	0.69	1.17	0.81	1.21	0.51
Sum_ppc	99.8	99.77	99.81	99.49	99.63	99.73	99.42
Cr2O3_ppc	0	0	0.01	0.05	0.02	-0.01	0.02
SrO_ppc	0.02	0.02	0.03	0.02	0.07	0.01	0.01
BaO_ppc	0.03	0.03	0.02	0.02	0.09	0.06	0.06
Y_ppm	29.33	28.67	21.13	23.5	14.25	41.5	50.5
Zr_ppm	164.83	173.33	113.06	47.5	147	333	199.25
Zn_ppm	55.11	49	31.83	30	46.5	73	38.5
Cu_ppm	41.22	58	55.9	96.25	55.25	39.5	10.75
Au_ppm	0	-0.01	0	-0.01	-0.01	0.01	-0.01

Dacite (Dac) or Paragneiss

As noted earlier, dacites were previously grouped under the appellation of “unclassified”, according to their tendency to spread over large portion of classification’s diagrams and the difficulty to ascribe them to a specific geographical unit. New sampling along the southern margin of the rhyolitic complex shows that dacite are systematically on the outside border of the rhyolite, defining a geographically coherent new unit. They represent the best candidate to be interpreted as paragneiss. Further works are needed to coin a final rock name.

Olivine Basalt (BasOl)

Although no olivine was observed, this rock naming is from De La Roche (1980) classification’s scheme. In the previous report, this rock type was poorly documented and difficult to interpret in terms of geological setting. As previously states, new sampling shows a systematic occurrence at the contact between rhyolite and dacite spreading over a documented length of 6 km. The dyke is relatively thin (4-8m) comparing to its length. The peculiar setting of this dyke, at the contact

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between two units, is suspect and may indicate the occurrence of a structure paralleling lithologies (paleo thrust). A similar unit is present near the northern limit of the rhyolitic complex (figure 9), where it is included into the basalt.

Figure 25: Location of least altered samples (red circles areas) and the altered counterpart spreading along first diagonal.

Andesite (And)

Andesite was first documented in the 08-925-44 area, where it occurs as a mildly altered dyke. A similar setting is most probable for the occurrence in lens 43. Andesite are absent in the DOM area (16-17, 223, Jessica). In the Spirit area, andesite represents the footwall of the mineralization. Note that geochemistry of andesitic rocks begin to let emerge two centroids in their distribution. We tentatively define And02 as a second andesitic unit which occurs at the periphery of the felsic complex, in proximity with the dacite. This unit is absent from the mineralized areas.

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High titanium basalt (BasHiTi)

This unit is present and important in the area of 08-925-44 and 43 Lenses. This unit is characterized by the occurrence of magnetite porphyroblasts. In others area like Spirit and DOM, it is absent.

Low titanium basalt (BasLoTi)

The BasLoTi jointly with the rhyolite, host the bulk of the paleo-hydrothermal system. This rock type is present in all mineralized area except in the Spirit area where it is poorly represented. The few occurrences in this latter area are closely related to the altered rhyolite. The interface between the BasLoTi and the rhyolite represent the main ore horizon. The rhyolite is the stratigraphic footwall hosting the alteration pipe and the basalt represents a slightly altered stratigraphic hanging wall.

9.1.2 Alteration

Alterations share all the chemical characteristics of VHMS setting. Although primary phases (sericite, chlorite, etc.) are no longer occurring, chemistry points to a strong alkalis depletion, ferro-magnesian enrichment and variable silica depletion vs flooding. Metamorphism of metasomatized rocks gives place to anthophyllite- cordierite- sillimanite- kyanite- garnet paragenesis.

A great number of alteration indexes have been proposed for the evaluation of hydrothermalism. We pass through most of them – including the evaluation of anomalous normatives phases from CIPW norm – and came to the conclusion that a simple approach of alkalis metasomatism depicts the essential. Our alteration classes (column “NaK_Hughes” in table 2) is a modification of the Hughes (1973) diagram. Axis of the diagram 100*K2O/(Na2O+K2O) vs Na2O+K2O enable to evaluate the alkalis content and the ratio of these element. Furthermore, cross validation shows that a threshold exists where severe alkalis depletion is correlative to ferro-magnesian metasomatism, giving an indirect assessment of this process. For a quantitative assessment of the metasomatism, we use the concept of mass balance.

9.1.3 Mass Balance: Concept

In lithogeochemistry, the whole rock major elements are expressed in weight percentage of oxide calculated over 100%. Metasomatic processes imply weigh gain and loss. Even if elements such as Al, Ti, Zr and Y are considered as immobile (Gresens, 1967; MacLean et Kranidiotis, 1987, Grant, 1986, 2005; MacLean et Barrett, 1993), their weigh percentage will be affected in chemical transfer of mobile elements during metasomatic process. The weigh balance calculation relies on that principle. Specifically, the weight balance calculation aimed to determine the alteration factor that corresponds to the variation of immobile element from an altered rock in regard with his protolith. It relies on the immobility of certain elements during the metasomatism. Considering this immobility, the ratio between two immobile elements should remain the same independently of metasomatic level.

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The main problem when dealing with mass balance remains the choice of the native protolith. The variability in primary composition of igneous rock is relatively restrained and simple in comparison with various possibilities in hydrothermal or sedimentary systems. By modeling the major elements of unaltered igneous rock from their composition in immobile elements, it is then possible to predict the composition in major elements of a metasomatized rock based on its immobiles elements content. To do so, the ratios of elements must predict the major elements of the fresh igneous rock adequately. The database set of volcanic rock choose as native protolith must represent a reasonable range of compositions and affinities of fresh volcanic rock.

The Consorem (Trepanier, 2011) did compile a large database of fresh volcanic rock for certain immobiles elements (Zr, Y, TiO², Al2O3, Cr and Nb), calculated different ratios between these immobiles elements and then modelized the values in mobile elements in the fresh rock using neuronal network. They also modelized the absolute value in immobile elements from immobile ratios. Consorem created an algorithm derived from the protocol mentioned above which make very convenient to perform automatically all the calculation and obtain the results of the mass balance (a proprietary software named “LithoModeleur”).

The database containing analysis from subalkaline volcanic rock from Georoc (www.georoc.com) that contains more than 40 000 samples was regrouped. All the metasomatized rocks outlined by Hugues diagram and on the Large Diagram were then removed. Then, all the analysis containing major elements were conserved. Zr was considered essential as well. Analyses were reported on 100% on an anhydrous basis. Finally, a filter was passed to obtain a representativeness equal for the different compositions: 10% picrite, 20% basalts, 20% andesite, 20% rhyolite and 20% dacite. Approximately 5100 analysis were then retains after putting the metasomatism, the proper analysed elements and their representativeness.

The data from the Coulon project was processed using this protocol through Lithomodeleur. For Coulon, the mass balance for Na and Mg was then calculated using Lithomodeleur over the entire data set. A mass balance loss in sodium or a mass balance gain in magnesium is considered as a significant alteration in a VMS environment.

9.1.4 Mass Balance: Results

The processing of results obtained from the lithogeochemistry data significantly increases the surface of favourable rhyolite which hosts the massive sulphides lenses on the project. In fact, the favourable rhyolite now covers more than 70 km² (figure 9). Results obtained from mass balance calculation are presented in table of appendix 12.

In addition, the mass balance calculation for sodium and magnesium outlined several alteration zones within that favourable rhyolite (figure 7, 8 and 9). Surface lithogeochemistry confirm alteration surrounding known Lenses 44, 08, 16-17, 43 and Spirit but also confirms alteration in the Ishikawa area where non-economic massive sulphide have also been uncovered. A total of ten (10) new alteration zones were outlined by the Na and the Mg mass balance process. The figure 7 shows the Na²O mass balance results while the figure 8 presents the results obtained from the Mg mass balance calculation. It appears that the alteration zones outlined by the Mg mass balance all correspond to the alteration zone outlined by the Na mass balance but the former are more restrain in space. The figure 9 shows all the alteration zones outlined by the mass balance that

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overly the new geological interpretation. The known alteration zones are represented by red polylines while the purple polylines highlight the new alteration zone in figure 9.

9.2 Thin section

A thin section was realized over sample 365149 in order to confirm the magnesian alteration outlined by the mass balance results but also to demonstrate that new alteration zone outlined by lithogeochemistry are confirmed by macro and microscopic observations. Lithogeochemistry identifies sample 365149 as a rhyolite while the mass balance identifies that sample as being strongly enriched in magnesium and strongly depleted in sodium. Observations made in microscopy revealed that the sample is composed of 30-40% of cordierite, 40% quartz, 2-5% sillimanite, 10-15% biotite and 5% of opaque mineral. These observations confirmed what the lithogeochemistry already outlined. Sample 365149 most probably represents an alteration pipe within the felsic pile.

Photo 1: Macroscopic picture of Sample 365149 showing strong silicification with disseminated pyrrhotite

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9.3 Prospecting

Two (2) samples collected during summer 2013 returned interesting values. Sample 365021, collected in the Tension area returned value of 0.75 g/t Au from a fresh rhyolite. Sample 364937, collected in the Spirit area, returned 0.31% Cu from an old trench containing mineralization hosted within an altered rhyolite.

ITEM 10 -

DRILLING

The 2013 drilling campaign was undertaken by Chibougamau Diamond Drilling Ltd. from mid- January through mid-April of 2013. Drilling was done using two conventional drill rigs producing NQ core size. Drill logs were performed by senior geologists Isabelle Roy and Mathieu Savard and by trainee geologist Simon Hébert, and by trainee geological engineers Tonny Girard, all employees of Mines Virginia Inc. Trainee geologist Claire Legouix, from Services Techniques Géonordic of Rouyn-Noranda also perform drill logs during the campaign. Senior geologist Mathieu Savard and Isabelle Roy supervised the entire program including drilling operations and geophysical surveys during the 2013 campaign. Technicians Paul-Émile Poirier and Julien Tremblay-Vézina from Virginia Mines performed the drillcore sampling and technical work such as collar surveying during the 2013 campaign. They were helped by Cree workers Raymond Duff Jr., Roger Sealhunter and Rodney Tapiatic from Chisabi. Marie-Pier Savard, Jessica Laroche Pichette  and Jacynthe Boismenu were the cooks at the Coulon camp for the campaign.

Data from the Infinitem geophysical surveys (borehole) was collected and interpreted by personnel from Abitibi Géophysique Inc. (Dubois and Brakni, Mai 2013).

During 2013, 11 holes were drilled for a total of 8507 meters. Out of this total, one hole was drilled to investigate the Tension area (315 meters). Nine holes of which one was cancelled due to excessive deviation were drilled in the newly discovered lens 257 (7436 meters). One hole tested the continuity of Lens 201 (756 meters).

2013 drilling operations extended lens 257 up to 350 laterally and to vertical depth varying from 550 to 800 meters. It also extended Lens 201 of 50m at depth down to 600m. Borehole Infinitem geophysical surveys were also completed in 11 holes (1 hole cancelled). Results of the borehole Infinitem are presented in the report from Abitibi Géophysique Inc. by Dubois and Brakni, Mai 2013.

All the drillholes that were completed in 2013 are summarized in this section.  In most cases, the apparent and true thicknesses of the mineralized intervals are listed.  Also, the reader may also find the Specific Gravity (S.G.) in the results column that was obtained by Pycnometry on the sample pulps. The reader can also refer to drill log that described in details each drillhole in appendix 4. Finally, all the measure of magnetic susceptibility obtained during summer from several drillhole are listed in appendix 13.

Notice that true thickness measurements reported in the table of drilling results were obtained from section interpretation.

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Table 3. General information of drillholes performed during winter 2013 drilling program.

Hole Name	Utm_N Nad83	Utm_E Nad83	Elevation	Grid Easting	Grid Northing	Azimuth	Dip	Length
CN-13-266	6073380.41	351913.47	511.02	166	1602	118	-59	837
CN-13-267	6073258.76	351830.90	515.28	84	1480	121	-58	825
CN-13-268	6073458.22	351753.30	492.04	6	1679	118	-61	1056
CN-13-269	6073337.42	351686.52	493.58	-60	1558	121	-61	48
CN-13-269B	6073337.66	351686.69	493.48	-60	1558	121	-63	917
CN-13-270	6073162.47	351557.65	499.72	-189	1383	118	-57	762
CN-13-271	6073654.82	351818.36	483.24	71	1876	120	-60	1020
CN-13-272	6073613.38	351883.33	486.94	136	1834	118	-60	1017
CN-13-273	6073572.08	351808.95	486.95	62	1793	120	-60	954
CN-13-274	6069274.95	349341.16	503.58	-2456	-2493	135	-48	315
CN-13-275	6069527.54	351352.11	465.21	-491	-2221	267	-58	756
						Total		8507

10.1 Lens 257

Table 4: Results obtained from lens 257 in 2013

Hole		From	To	Length	True Thickness	Zn %	Cu %	Pb %	Ag g/t	Au g/t
CN-13-266		748.00	748.50	0.50	0.50	0.12	1.37	0.01	22.20	0.39
CN-13-267		NSV
CN-13-268		851.60	854.10	2.50	2.50	1.00	1.24	0.02	20.08	0.23
	inc.	853.10	854.10	1.00	1.00	2.30	2.10	0.04	34.40	0.40
CN-13-269		cancelled
CN-13-269B		726.40	727.30	0.90	0.9	2.05	0.08	0.17	17.13	0.03
CN-13-270		644.95	645.25	0.30	0.3	11.35	0.10	1.20	51.00	0.04
		672.80	673.75	0.95	0.95	1.76	0.18	0.03	9.80	0.03
CN-13-271		953.15	977.50	24.35	24.35	7.15	2.39	0.11	38.77	0.27
	inc.	954.30	970.00	15.70	15.70	9.48	3.11	0.10	46.16	0.33
		982.30	985.00	2.70	2.70	0.36	1.05	6.62	1145.00	1.54
	inc.	983.00	983.60	0.60	0.60	0.28	1.79	37.60	4410.00	4.35
		997.00	997.50	0.50	0.50	0.05	0.22	1.22	104.00	2.09
CN-13-272		784.85	786.85	2.00	2.00	2.05	0.20	0.13	32.25	0.08
		827.30	828.30	1.00	1.00	0.35	2.11	0.01	17.00	0.16
CN-13-273		741.00	741.65	0.65	0.65	1.61	0.21	0.02	6.30	0.07
		890.00	892.00	2.00	1.95	0.32	0.45	0.15	31.00	0.69
		903.60	910.95	7.35	7.20	14.65	2.04	0.20	35.83	0.19
		914.60	915.10	0.50	0.50	0.04	0.61	1.25	170.00	1.12

Virginia Mines

Coulon Project

December 2013

Drillhole CN-13-266

Drillhole CN-13-266 aimed the extension to the north of and above the mineralization intersected in drillhole CN-12-264B that yielded values of 1.03% Cu, 22.33 g/t Ag and 0.41 g/t Au over 1.25 meters from 807.45 to 808.70 meters. Drillhole CN-13-266 intersected altered rhyolite from 571.40 to 578.40 meters, characterized by the presence of 40% quartz, 28% plagioclase, 10% sillimanite, 10% biotite, 7% chlorite, and 4% muscovite. Then, from 578.40 to 579.60 meters, a strongly silicified alteration zone was encountered. That zone presents disseminated to semi-massive sulphides mineralization mostly composed of 10-15% pyrrhotite and pyrite. Trace of chalcopyrite and sphalerite are also present. From 579.60 to 584.15 meters, another alteration zone was encountered. A silicified and chloritized felsic volcanic rock was intersected from 584.15 to 587.55 meters. It was followed by an andesite, presenting a large range of textures, from 587.55 to 697.70 metres.

Photo 2: Magnetite porphyroblasts growths within quartz crystals forming sillimanite relicts in drillhole CN-13-266 at 108.4 meters.

A significant alteration zone was encountered from 697.70 to 710.30 meters. It is characterized by the presence of anthophyllite and tremolite (63%), and biotite (5%) but also by the presence of disseminated pyrrhotite and pyrite (up to 5% pyrrhotite and 2% pyrite). Then, an alternation of felsic and mafic rocks is present from 710.30 to 741.15 meters. Another alteration zone was intersected from 741.15 to 748.00 meters, mostly characterized by the abundance of anthophyllite-tremolite (65%), biotite (10%), sillimanite (2%) and cordierite (tr). No mineralization was

Virginia Mines

Coulon Project

December 2013

encountered in that interval. From 748.00 to 755.20 meters, a felsic volcanic rock containing 15% sillimanite, 3% andalusite and 2% biotite was intersected. It also contains 8 % chalcopyrite in stringers developed along main foliation from 747.95 to 748.40 meters and 3% chalcopyrite in blebs from 750.1 to 751.0 meters. Values of 0.12% Zn, 1.37% Cu, 22.20 g/t Ag and 0.39 g/t Au over 0.50 meters were obtained from 748.00 to 748.50 meters. A felsic volcanic rock is present from 755.20 to 760.35 meters. It is followed, from 760.35 to 766.60 meters, by an alteration zone mostly consisting in quartz (70%), sillimanite (10%), chlorite (2%) and feldspar (20%). Sulphides such as sphalerite (2%) and chalcopyrite (1%) are present within that latter interval and occur in millimetre-scale stringers developed along main foliation plan. Finally, felsic volcanic rocks were intersected from 766.60 to 837.00 meters. Drillhole ended at 837 meters.

Drillhole CN-13-267

This drillhole targeted the south portion above the Lens 257. It intersected an alternation of felsic volcanic rock and mafic to intermediate volcanic rock between 460.15 to 544.15 meters that can be correlated to the west zone of Lens 257. From 544.15 to 674.10 meters, it encountered an intermediate to mafic volcanic rock composed of hornblende (10-35%), feldspar (30-45%), biotite (10-25%), chlorite (5-10%) and magnetite (1-2%) that present massive to foliated textures.  It is followed by a pegmatite dyke from 674.10 to 685.10 meters. That pegmatite is constituted by white feldspar (77%), quartz (15%), biotite (5%) and muscovite (3%). From 685.10 meters to 686.35 meters, a strongly deformed intermediate volcanic rock is present. An anthophyllite (1-5%) and kyanite (10%) altered mafic volcanic rock is present from 686.35 to 693.55 meters. It is also characterized by the presence of feldspar (40-65%), amphibole (10-15%), biotite (10%) and magnetite (5%). Then, from 693.55 to 697.30 meters, a non-altered mafic to intermediate volcanic rock was intersected. No significant value was obtained from this drillhole.

From 697.30 to 717.90 meters, a felsic volcanic rock composed of quartz (25%), plagioclase (46%), biotite (8%) and 15% of sillimanite porphyroblasts (0.1-1cm) containing trace of sericite, chlorite and andalusite. Small disseminated blebs and millimetric stringers of chalcopyrite (0.5%), sphalerite (0.5%) and pyrrhotite (0.5%) are present locally at 707.40 meters. An alteration zone, from 717.90 to 727.20 meters, was encountered that contains anthophyllite and tremolite (50%), quartz (20%), plagioclase (15-20%) with minor content in sericite, chlorite and carbonate. However, it only contains trace of sulphides.

A felsic volcanic rock composed of 30% quartz, 40-50% plagioclase, 5-15% biotite and 5-10% of sillimanite porphyroblasts occur from 727.20 to 801.65 meters. Sillimanite porphyroblasts are often associated with minor content of sericite and muscovite. Trace to 2% of disseminated pyrrhotite and chalcopyrite occur within that interval. The interval from 801.65 to 825.00 meters is also characterized by the presence of felsic volcanic rock that is however not mineralized. Drillhole ended at 825.00 meters. No significant values were obtained from this drillholes.

Virginia Mines

Coulon Project

December 2013

Drillhole CN-13-268

Drillhole CN-13-268 objective was the extension of Lens 257 towards North and at depth. From 776.45 to 781.45 meters, a small alteration zone composed anthophyllite (30%), phlogopite (15%), andalusite (15%), chlorite (10%) and feldspar (20%) was encountered. It is interpreted as the west zone of Lens 257 but did not contain any mineralization. It is followed by different horizon of mafic to intermediate volcanic rock injected by pegmatite dyke from 781.45 to 851.65 meters. Then, from 851.65 to 860.70 meters, an alteration zone was encountered. It is characterized by a strong silicification revealed by the presence of quartz (45%). It is also characterized by the abundance of biotite (35%) and to lesser extend sulphides (10%), feldspar (10%) and trace of sillimanite. Sulphides are constituted by disseminated blebs of pyrrhotite (5%), pyrite (2%), sphalerite (tr-1%), and chalcopyrite (1-2%) associated with silicified zones. Values of 1.00% Zn, 1.24% Cu and 20.08 g/t Ag over 2.50 meters from 851.60 to 854.10 metres were obtained from that zone that includes 2.30% Zn , 2.10% Cu, 34.40 g/t Ag over 1.00 meter from 853.10 to 854.10 meters.

Photo 3: Mineralization composed of pyrrhotite, chalcopyrite and sphalerite hosted within strongly altered zone in drillhole CN-13-268 at 853.60 meters.

It is followed by an intermediate to mafic volcanic rock from 860.70 to 866.75 meters. This unit is composed of 35% hornblende (porphyroblasts of 4 mm), 45% plagioclase, 15% biotite and 5% quartz. Then from 866.75 to 1055.70 meters, a felsic volcanic rock is present and does not contain any significant mineralization. Drillhole ended at 1055.70 meters.

Virginia Mines

Coulon Project

December 2013

Drillhole CN-13-269

This drillhole was stopped due to important deviations and replaced by drillhole CN-13-269B.

Drillhole CN-13-269B

This drillhole had for objective to extend at depth the mineralization outlined by drillhole CN-12-265 that had yielded values of 1.60% Zn, 1.39% Cu, 126.98g/t Ag and 2.12 g/t Au over 9.35 meters. Two small semi-massive sulphide zones containing 10-20% pyrrhotite and 5-15% sphalerite and hosted within intermediate to mafic volcanic rock were encountered from 726.5 to 726.55 meters and from 726.95 to 727.15 meters. The expected contact between the mafic volcanic rock and the felsic volcanic rock occurs at 749.25 meters and did not contain any significant mineralization. Notice that the mafic-felsic interface was encountered several meters before expectation which suggests that faulting or folding occurs in this area. Drillhole ended at 917.05 meters. Values of 2.05% Zn, 0.08% Cu and 17.13 g/t Ag over 0.90 meters from 726.40 to 727.30 meters were obtained from that drillhole.

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Photo 4: Small massive sulphides zone composed of massive sphalerite and pyrrhotite intersected from 726.95 to 727.15 meters in drillhole CN-13-269B.

Virginia Mines

Coulon Project

December 2013

Drillhole CN-13-270

This drillhole was performed to test the favorable stratigraphic horizon between Lens 257 and the intersection from drillhole CN-12-242 that returned values of 0.72% Zn, 2.05% Cu, 20.80 g/t Ag, and 0.19 g/t Au over 11.20 meters. A small massive to disseminated sulphides zone was encountered from 644.95 to 645.25 meters and returned values of 11.35% Zn, 0.10% Cu, 1.20% Pb and 51.00 g/t Ag over 0.30 meters. It is hosted within intermediate to mafic volcanic rock and is composed of 5-65% sphalerite, 5% pyrite, 1% galena, 1-2% pyrrhotite associated with moderate silicification. Gangue minerals are composed of green amphiboles (5-20%), quartz (5-20%), plagioclase (0-20%) and chlorite (1-5%). A few metric alteration zones are present from 664.75 meters to 672.80 meters. From 672.80 to 673.75 meters, a semi-massive to disseminated mineralization zone composed of pyrrhotite (10-25%), sphalerite (5%), chalcopyrite (tr-1%) and magnetite (tr) was intersected. It returned values 1.76% Zn, 0.18% Cu and 9.80 g/t Ag over 0.95 meter. Gangue minerals are constituted of biotite (10-15%), quartz (20%), chlorite (5%), amphibole (10%) and plagioclase (10%) within that interval. The interval from 673.75 to 674.10 meters is similar to the previous interval but contains less sulphides mineralization. Sphalerite (2%), pyrrhotite (5%), chalcopyrite (tr-1%) and magnetite (tr) were observed within that alteration zone interval. That mineralization zone is possibly associated with the Lens 257 east zone. Finally, the contact between the mafic to intermediate volcanic rock with the felsic volcanic rock occurs at 684.00 meters and is characterized by the presence of a small pegmatite dyke from 682.35 to 684.00 meters. Drillhole ended at 762.00 meters.

Photo 5: Massive sulphide mineralisation dominated by pyrrhotite and sphalerite but also affected by a strong silicification. Drillhole CN-13-270 at 673.60 meters.

Virginia Mines

Coulon Project

December 2013

Drillhole CN-12-271

The main objective of this drillhole was to extend the Lens 257 towards north. It intersected two small alteration zones from 817.45 to 817.60 meters and from 817.90 to 818.80 meters dominated by strong biotite alteration and silicification. Both zones contain 15% pyrrhotite in blebs and disseminated trace of pyrite, chalcopyrite and sphalerite. Calcite millimetre-scale veinlets were noticed within both intervals. This interval corresponds to the Lens 257 west zone but did not return any significant values.

The main horizon of Lens 257 was crosscut by drillhole CN-13-271 from 950.50 to 993.00 meters within an interval that presents strong alteration zone with various levels of mineralization from disseminated to massive sulphides. From 950.50 to 953.15 meters, an alteration zone revealed by the presence of strong penetrative silicification (35-50% quartz) combined with biotite, muscovite, chloritoids and anthophyllite was intersected. It is mineralized in sphalerite (tr-1%), chalcopyrite (1-2%) and pyrrhotite (5-10%) that occur disseminated and locally in centimeter-scale stringers. A disseminated to semi-massive sulphides zone containing 1-5% sphalerite, 8% chalcopyrite and 5% pyrrhotite was intersected from 953.15 to 954.95 meters. It also contains quartz (35-40%), biotite (25-60%), talc (5%), calcite (2-5%), plagioclase (10%), anthophyllite (0-15%), chloritoids (5%) and cordierite (5%). Strong silicification and magnesian alteration characterized this interval.

Photo 6: Portion of massive sulphide mineralization intersected in the interval from 953.15 to 977.50 in drillhole CN-13-271.

Virginia Mines

Coulon Project

December 2013

Then, from 954.95 to 960.05 meters, a semi-massive sulphide zone composed of 10-20% sphalerite, 1-5% chalcopyrite, 1-10% magnetite and 15-25% pyrrhotite was intersected. Gangue minerals are constituted by quartz (10-40%), calcite (5-7%), biotite (10-15%), plagioclase (20-25%) and trace of amphibole and chlorite. An altered andesitic rock mineralized by disseminated sphalerite (5%), chalcopyrite (1%) and 3-4% pyrrhotite was intersected from 960.05 to 960.35 meters. Massive sulphide mineralization composed of 65% pyrrhotite, 10% sphalerite, 3-10% chalcopyrite and trace of galena was intersected from 960.35 to 963.90 meters. It also contains quartz eyes (5-10%), calcite (<5%), plagioclase (5%) and trace of anthophyllite. A small disseminated and altered andesite composed of plagioclase (50%), hornblende (5-10%), chlorite (20%), biotite (10%) and quartz (5%) is present from 963.90 to 964.70 meters. It is mineralized in chalcopyrite (1-2%) and pyrrhotite (2%) that both occur disseminated. Another massive sulphides lens is present from 964.70 to 965.60 meters. It is constituted of 80% pyrrhotite, 5% sphalerite, 2% chalcopyrite and trace of pyrite. Gangue minerals such as quartz, calcite and anthophyllite were also noticed along that interval. A small band of andesitic rock weakly to moderately altered in chlorite was encountered from 965.60 to 966.60 meters. It contains disseminated chalcopyrite (2%) and pyrrhotite (1%).

It is followed by a massive sulphide band from 966.60 to 970.00 meters. Chalcopyrite (10-15%), sphalerite (15%), pyrrhotite (50%), galena (tr) and pyrite (tr) constituted the sulphides of that interval. Gangue minerals are constituted by quartz, calcite and anthophyllite. Then, from 970.00 to 971.10 meters, a semi-massive sulphide mineralization hosted within an alteration zone was intersected. It contains 15% pyrrhotite, 5% sphalerite and 1-2% chalcopyrite disseminated and semi-massive. A massive sulphide band was subsequently intersected from 971.10 to 974.40 meters. It is constituted of 6-7% sphalerite, 5-7% chalcopyrite, 40% pyrrhotite, 15-20% pyrite and 5% magnetite. Quartz, calcite and amphibole constitute the gangue minerals. Values of 7.15% Zn, 2.39% Cu and 38.77 g/t Ag over 24.35 metres were obtained from 953.15 to 977.50 meters which include a smaller interval of 15.70 meters that yielded values of 9.48% Zn, 3.11% Cu and 46.16 g/t Ag from 954.30 to 970.00 meters.

Virginia Mines

Coulon Project

December 2013

Photo 7: Massive sulphides intersection containing a large amount of chalcopyrite but also pyrrhotite and sphalerite in drillhole CN-13-271 at 969.20 meters.

From 974.40 to 984.00 meters, a semi-massive to disseminated mineralization zone was encountered. It is hosted within a strongly silicified and magnesium-rich alteration zone containing sphalerite (tr-1%), chalcopyrite (2-5%), pyrrhotite (5-15%), galena (1-3%) and pyrite (1-2%). A spectacular massive galena vein that exposed decimetric automorphic crystal is present from 983.30 to 983.45 meters. Values of 0.36% Zn, 1.05% Cu, 6.62% Pb, 1145.00 g/t Ag and 1.54 gt Au over 2.70 meters were returned from 982.30 to 985.00 meters and includes a spectacular interval from 983.00 to 983.60 meters that returned values of 0.28% Zn, 1.79% Cu, 37.60% Pb, 4410.00 g/t Ag and 4.35 g/t Au over 0.60 meters. From 984.00 to 986.50 meters, a strongly silicified alteration was encountered. It contains disseminated chalcopyrite (tr-1%), galena (tr), pyrrhotite (tr) and sphalerite (tr). Silicified andesitic rock was intersected from 986.50 to 993.00 meters followed by a felsic volcanic rock from 993.00 to 1020.30 meters. Finally, a small interval from 997.00 to 997.50 meters yielded values of 1.22% Pb, 104.00 g/t Ag and 2.09 g/t Au over 0.50 meters in this latter interval. Drillhole ended at 1020.30 meters within that last unit.

Virginia Mines

Coulon Project

December 2013

Photo 8: Spectacular Galena crystals surrounded by chalcopyrite crystals outlined in drillhole CN-13-271 at 983.30 meters.

CN-13-272

The main objective of this hole was to extend the massive sulphide mineralization outlined in drillhole CN-13-271 towards surface. An altered rhyolite containing up to 10% sulphides was encountered from 783.85 to 789.60 meters and returned values of 2.05% Zn, 0.20% Cu and 32.25 g/t Ag over 2.00 meters from 784.85 to 786.85 meters. Drillhole CN-13-272 intersected an altered felsic volcanic rock composed of quartz (35%), feldspar (20%), sillimanite (2%), andalusite (3%) biotite (15%) and chlorite (20%) from 822.00 to 830.60 meters. This unit shows strong to moderate silicification, chloritization and biotite alteration. It also contains disseminated pyrrhotite and pyrite (5-10%) that occur semi-massive locally from 827.30 to 828.3 meters and from 829.45 to 830.30 meters. The semi-massive zone is constituted by irregular blebs of 15% pyrrhotite, 5% pyrite and 1% chalcopyrite. This zone corresponds to the same stratigraphic horizon than the lens 257 west zone. Values of 0.35% Zn, 2.11% Cu and 17.00 g/t Ag over 1.00 meter were obtained from 827.30 to 828.30 meters. A magnesium-rich alteration zone characterized by the presence of anthophyllite (5-20%), biotite (25%), plagioclase (35-50%), kyanite (2%) and quartz (15%) was intersected from 883.45 to 895.85 meters. It could correspond to the lens 257 main horizon since it occurs nearby the interface between the intermediate to mafic volcanic rock and the felsic volcanic rock that occurs at 965.20 meters. Notice that a one centimeter thick stringer of sphalerite hosted within felsic volcanic rock was encountered at 976.05 meters. Hole ended at 1017.00 meters.

Virginia Mines

Coulon Project

December 2013

CN-13-273

This drillhole had for objective to investigate the empty space between drillhole CN-12-264B and drillhole CN-13-271 on the Lens 257 longitudinal section. It intersected a weakly altered andesitic rock mineralized with 10-12% pyrrhotite, 1-5% pyrite, trace of chalcopyrite and sphalerite from 740.30 to 741.65 meters that returned values of 1.61% Zn, 0.21% Cu and 6.30 g/t Ag over 0.65 meter from 741.00 to 741.65 meters . It also intersected thin alteration zone from 782.15 to 786.65 meters, from 788.00 to 793.50 meters and from 805.40 to 808.00 meters that did not present any significant mineralization. Then, from 891.00 to 904.60 meters, a strongly silicified alteration zone was intersected. It contains 45-55% quartz, 20-30% biotite, 15% amphibole, 10% plagioclase, 5% chlorite, and 1 % epidote. It is mineralized with 0-1% sphalerite, 1-2% pyrrhotite, 1% pyrite and trace of chalcopyrite that all occur disseminated. Values of 0.32% Zn, 0.45% Cu, 31.00 g/t Ag and 0.69 g/t Au over 2.00 meters were obtained from 890.00 to 892.00 meters. Massive sulphide mineralization composed of 75% pyrrhotite and 2% chalcopyrite is present from 902.80 to 903.15 meters. From 904.60 to 910.95 meters, a semi-massive to massive sulphide mineralization was encountered. It is characterized by the presence of 60-70% pyrrhotite, 3-6% sphalerite, 2-3% chalcopyrite and 10% pyrite. Gangue minerals such as quartz, amphibole, biotite, talc and chlorite were described within that interval. Values of 14.65% Zn, 2.04% Cu and 35.83 g/t Ag over 7.35 meters were obtained from 903.60 to 910.95 meters. This interval corresponds to the main 257 Lens since it occurs at the contact between mafic to intermediate volcanic rock and the felsic volcanic rock that occur at 910.95 meters. Drillhole was stopped at 954.05 metres within felsic volcanic rock.

Photo 9: Amazonite crystals hosted within a pegmatoidal quartzo-felspathic injection and also mineralized in galena and chalcopyrite in drillhole

CN-13-273 at 914.00 meters.

Virginia Mines

Coulon Project

December 2013

10.2 Lenses 201

Table 5: Results obtained from Lens 201 in 2013

Hole Name		From	To	Length	True Thickness	Zn %	Cu %	Pb %	Ag g/t	Au g/t
CN-13-275		731.40	735.60	4.20	3.50	2.55	0.96	0.03	8.68	0.05
	inc.	731.40	733.40	2.00	1.40	4.73	1.32	0.02	11.70	0.07

Drillhole CN-12-275

This drillhole had for target  the extension at depth of lens 201, below the drillhole CN-11-226. In this previous drill hole, a pegmatite was observed and presumably replaces the mineralization zone. The lithology encountered in drillhole CN-12-275 is composed of rhyolite and andesite alternately. A first alteration zone was observed from 669.40 to 688.00 meters near the contact between a felsic unit and massive and porphyroblastic andesite. Magnesian alteration is present with ore of 40% amphibole (tremolite) and 5% andalusite. Other minerals presents are 25% quartz, 25% plagioclase, 8% biotite and 8% sillimanite. Traces of pyrrhotite and pyrite are observed in irregular bleb but also in stringer (locally). The upper volcaniclastic unit presents a glassy aspect and contains traces to 3% of pyrrhotite and traces of chalcopyrite from 728.20 to 731.40 meters. From 731.4 to 734.6 meters, a mineralized zone composed of disseminated to semi massive sulphides was intersected at the contact between a porphyroblastic andesite and a felsic volcaniclastic unit. Sulphides are composed of 10-20% pyrrhotite, 10% pyrite, 5-10% sphalerite, 1-5% chalcopyrite. Sulphides are in irregular bleb and intergranular to the gangue minerals (quartz and biotite). A meter-wide pegmatite is present at the lower contact of the semi-massive zone from 734.60 to 735.60 meters and contains disseminated pyrrhotite (7%), chalcopyrite (1-2%) and pyrite (3%). Values of 2.55% Zn, 0.96% Cu and 8.68 g/t Ag over 4.20 meters were obtained from 731.40 to 735.60 meters. Drill hole was stopped at 756m in a felsic unit with sillimanite porphyroblasts.

Virginia Mines

Coulon Project

December 2013

Photo 10: Semi-massive sulphide showing pyrrhotite and sphalerite mineralization in drillhole

CN-13-275 at 731.20 meters.

10.3 Tension showing Area

Drillhole CN-13-274

This drillhole had for objective to test the borehole EM anomaly (Infinitem) outlined in drillhole CN-07-117.  It is located in the Tension showing area. For most part, the geology is composed of an alternation of andesitic and rhyolitic unit. Andesite is mainly composed of hornblende and plagioclase with minor amount of biotite, chlorite and quartz. Felsic units are composed of plagioclase, K-feldspar and quartz with small amount of biotite. Sillimanite is locally observed as well. All units are injected by multiples quartz-feldspar injections. Metarmophism seem higher in the first half of the drillhole where gneissic texture and partial melting are presents. From 215.05 to 222.05m, an alteration zone mineralized in sulphides was observed at the contact between a rhyolite and an andesite. The alteration zone is strongly silicified (more than 60% quartz) and shows a glassy aspect. Other minerals observed are feldspar, biotite (10%) and traces of epidote and calcite. Pyrrhotite and pyrite occurring disseminated, in stringer and in irregular blebs (up to 10%) are presents within that interval. This mineralization certainly explains the source of the electromagnetic anomaly of drillhole CN-07-117. No significant value was returned from that drillhole.

Virginia Mines

Coulon Project

December 2013

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40

Photo 11: Bands of disseminated pyrrhotite and pyrite intersected in drillhole CN-13-274 and which explains the infinitem anomaly outlined previously in this area.

ITEM 11 -

SAMPLE PREPARATION, ANALYSIS AND SECURITY

11.1. Sampling Methods and approach

Rock samples collected during the 2013 program were obtained to determine the elemental concentrations in a quantitative way by ALS Chemex, Val d'Or. These included both mineralized and barren rocks, the latter of which were selected for lithological controls. Samples were collected at the bedrock surface by either a hammer or a saw and at depth by drilling. Samples collected from drilling were split using a rock saw and then placed in individual bags with a unique tag number and the bags sealed with stapples. Individual bagged sample were then placed in shipping bags and stored in a secure area at the camp. Each drill core sample is usually composed of a one meter interval and follows the lithology intervals.

Drillholes collar were located using a high precision GPS (Leica). Drillhole deviations were measured using the Ranger Discoverer orientation tool. These surveys were performed in order to precisely locate the samples along drillholes.

The authors are not aware of any sampling or recovery factors that would affect the reliability of the samples.

Virginia Mines

Coulon Project

December 2013

11.2. Sample security, storage and shipment

Samples were collected and processed by the personnel of Virginia. Samples were immediately placed in plastic sample bags, tagged and recorded with unique sample numbers. Sealed samples were placed in shipping bags, which in turn were sealed with plastic tie straps or fibreglass tape. Bags remained sealed until ALS Chemex personnel (Val-d’Or, Québec) opened them.

All samples were initially stored at the campsite. Samples were not secured in locked facilities, this precaution deemed unnecessary due to the remote location of the camp. Samples were then loaded onto a cube van for transport to Val-d’Or where Virginia personnel delivered them to the ALS Chemex sample preparation facility.

11.3. Sample preparation and assay procedures

After logging in, the samples were crushed in their entirety at the ALS Chemex preparation laboratory in Val-d’Or to >70% passing 2 mm (ALS Chemex Procedure CRU-31). A 200 to 250-g sub-sample was obtained after splitting the finer material (<2 mm). The split portion derived from the crushing process was pulverized using a ring mill to >85% passing 75 µm (200 mesh - ALS Chemex Procedure PUL-31). From each such pulp, a 100-g sub-sample was obtained from another splitting and shipped to the ALS Chemex laboratory for assay. The remainder of the pulp (nominally 100 to 150 g) and the rejects are held at the processing lab for future reference. Four types of analytical packages were used: WRC, SMC, Pycno, Au+ and GOLE. The latter two are mainly restricted to sampling in the Pitaval and northern sectors. Each package is discussed below.

The WRC (Whole-Rock Coulon) package was selected to perform lithogeochemistry on lithological samples. These samples were analyzed for Si, Al, Fe3+, Ca, Mg, Na, K, Cr, Ti, Mn, P, Sr and Ba, reported as oxides, and for Y, Zr, Zn, Cu and Au. Major elements, Y and Zr were assayed using the ME-XRF06 method which consists in a lithium meta- or tetraborate fusion followed by XRF. Cu and Zn from this package were obtained using AAS, following aqua regia digestion, according to the AA45 Procedure. Au was determined by the AA23 Procedure, a 30-g fire assay followed by AAS. Loss on ignition was calculated by the gravimetric method applied after heating at 1000°C.

The SMC (Sulfures Massifs Coulon) package was chosen for the sampling of sulphide-rich rocks. This package analyses 37 elements that includes these elements of interest: Au, Ag, Pb, Cu and Zn. Au from this package is obtained following the AA23 procedure (atomic absorption). Cu and Zn are obtained by atomic absorption spectrometry (AAS) following the AA62 procedure, which involves a HF-HNO3-HClO4 acid digestion. Other metals were obtained using aqua regia digestion followed by ICP-AES according to the ME-ICP41 procedure. For samples with values above 100 g/t Ag, a re-analysis was done using the GRA21 Procedure, a fire assay and a gravimetric finish. Each time Cu, Zn and Pb exceed 10 000 ppm using the ICP-AES, an additional procedure involving ore grade material (ME-OG46) is used. Consequently, the high-grade Pb values coming from the OG46 package were used for reporting. For Cu and Zn, since the results from the AA62 and the OG46 were very similar, we used the values obtained from the AA62 procedures for reporting. Ag high grade values exceeding 100 ppm also uses the values obtained from the OG46 values for reporting.

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The Pycno (Pycnometry) package is use to determine the specific gravity (S.G.) of the sample that is obtained from the pulps (OA-GRA08b). This package is used in combination with the SMC package described above. Wet-Dry density measurements are also performed at the camp as a complement for the SMC package but not reported in the current report.

The Au+ package includes Au, Ag, As, Cu, Mo, Pb, Sb and Zn. All elements, except Au, were determined by the ME-ICP41 Procedure. Au was determined by the AA23 Procedure. For the sample with the value higher than 10 g/t Au, the analysis was repeated with the GRA21 Procedure.

The GOLE package includes concentrations in Al, Fe, Mg, Cr and Ca, reported as oxides, and Ag, Co, Cu, Ni, Au, Pt, Pd and S. It was used for sampling of ultramafic rocks. Base metals of economic interest (Ni, Cu, Co) and Ag were determined using the ME-AA61 Procedure, a HF-HNO3-HClO4 digestion and HCl leach followed by AAS. Precious metals Au, Pt and Pd were determined by the PGM-ICP23 Procedure, a 30-g fire assay followed by ICP-AES. Elements of more general and geochemical interest such as Al, Fe, Mg, Cr and Ca were determined using the ME-XRF06 Procedure, a lithium meta- or tetraborate fusion followed by XRF. Total sulphur was determined using a Leco sulphur analyzer (Geochemical Procedure S-IR08). For this method, the sample (0.5 to 5.0 g) is heated to approximately 1350 ºC in an induction furnace while passing a stream of oxygen through the sample. Sulphur dioxide released from the sample is measured by an infrared spectrometer and the total sulphur result is determined.

Moreover, samples were analysed for their rare earth element content according to the ME-MS82 procedure, which consists in a lithium metaborate fusion and ICP-MS.

ITEM 12 -

DATA VERIFICATION

Rigorous data verification procedures were performed on the assays results, drill log and standard and blank assays. The authors were involved in the collecting, recording, interpretation and presentation of data in this report and the accompanying maps and sections. The data was reviewed and checked by the authors and is believed to be accurate. During the collection of core samples, blanks, rejects duplicates and standards were systematically inserted for each batch of 20 samples as a part of Virginia quality control.  ALS Chemex, as part of their standard quality control, also ran duplicate check samples and standards. No sample was assayed at other laboratories. All assays results had been received from the laboratory by the time this report was written in October 2013.

A quality control-quality assurance procedure was adopted in 2007 in order to verify the laboratory results. A minimum of two standard samples, one reject duplicate, a quarter-split and one blank were added systematically for each batch of 20 core sample collected. All the results, tables and graphs produced from the winter 2013 data for the quality-control program are presented in appendix 5.  That included the table, the Q-Q diagram and the half absolute relative difference (HARD) diagram.

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Standard CDN-SE-1 and CDN-SE-2

Standards used were CDN-SE-2, CDN-SE-1 and an uncertified Blank material made of calcite. Reference material CDN-SE-1 and CDN-SE-2 provide a recommended values and a two standard deviation is also used to determine the success of the QC-QA relative to the standards.

For Zn, most of the samples remain within the two standard deviation limit (2STDL) except two samples. One of them is still within the three standard deviation limits (3STDL) but the sample 278996 from the voucher VO13035318 exceeds that limit for the standard CDN-SE-1. However, the result in Zn from standard sample 278987 (CDN-SE-2) from that same voucher VO13035318 remains within the 2STDL and consequently, no reassaying is requested regarding the zinc values.

Concerning Cu, most of the standards results remain within the 2STDL. No result is exceeding the 3STDL and consequently, the assays are considered accurate. For Pb, most of the samples remain within 2STDL for standard CDN-SE-1 and CDN-SE-2 with a few of them exceeding that limit without surpassing the 3STDL. In fact, only one sample (279016) from voucher VO13035319 exceeds the 3STDL limit for the standard CDN-SE-1. Since the standard CDN-SE-2 was correctly assayed within the same batch (sample 279007), it was not deemed necessary to ask for re-assay.

Relatively to Ag, all the standard results obtained remains within or very close of the 2STDL and consequently, the assays for this element are considered to be accurate. Concerning Au, only one sample exceeds the 3STDL for standard CND-SE-2 (sample 278987) from voucher VO13035318. However, sample 278996 Au results from that same voucher remains within the 2STDL and consequently, no reassay was request for this batch.

Regarding to the standard CND-SE-1 and CDN-SE-2 graphs, the lab is consistent with the precision of the assays for Zn, Cu and Pb but seems to present occasional weakly bias error. It is however so insignificant in term of grade that no bias error was taking into account.

Blanks

For each element, more than 80% of the blank results were inferior to two (2) times the detection limits and consequently, blank material results obtained in 2013 from the laboratory are considered accurate.  The detection limits which is respectively of 0.001% for Zn and Cu, of 0.0002% Pb, of 0.2 ppm for Ag and 0.005 ppm for Au. The table of blank results is presented in the appendix 5.

Reject Duplicates

For the duplicates, the Q-Q diagram showed that both results from the original sample and their duplicates are similar. In fact, the difference between the average results obtained from the all the original samples and the average of their reject duplicate does not exceed 10%. The results are then considered as having a good level of precision.

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Regarding to the half absolute relative difference (HARD) diagram, all the assays are also considered as not having bias error. The target is to have more than 90% of the samples showing a relative difference of less than 20% to consider the preparation protocol as being accurate. For all the elements presented in the diagram of appendix, more 90% of the rejects samples presented a half relative absolute difference of less than 20%.

Quarter Split

For the quarter split, the Q-Q diagram showed that both results from the original sample and their quarter-splits are quite similar. Zn and Cu averages are quite similar but Pb and Ag averages present a significant difference that is due to a few high grade values. The high grade values obtained in quarter split (355560) and the original sample (355559) is explained by the nature of the mineralization itself and the difference between the result obtained from the quarter split and his original sample is explained by the heterogeneous nature of that specific mineralization. It could also be affected by the different size of the sample since the quarter split is smaller than the original sample. The hard diagrams for quarter split show that more than 90% of the samples present a half absolute relative difference to less than 20% which is considered as highly acceptable.

ITEM 13 -

MINERAL PROCESSING AND METALLURGICAL TESTING

This section is not applicable to this report.

ITEM 14 -

MINERAL RESOURCE MINERAL RESERVE ESTIMATES

This section is not applicable to this report.

ITEM 15 -

MINERAL RESERVE ESTIMATES

This section is not applicable to this report.

ITEM 16 -

MINING METHODS

This section is not applicable to this report.

ITEM 17 -

RECOVERY METHODS METHODS

This section is not applicable to this report.

ITEM 18 -

PROJECT INFRASTRUCTURE

This section is not applicable to this report.

ITEM 19 -

MARKET STUDIES AND CONTRACT

This section is not applicable to this report.

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ITEM 20 -

ENVIRONMENTAL STUDIES, PERMITTING AND SOCIAL OR COMMUNITY IMPACT

This section is not applicable to this report.

ITEM 21 -

CAPITAL AND OPERATING COST

This section is not applicable to this report.

ITEM 22 -

ECONOMIC ANALYSIS

This section is not applicable to this report.

ITEM 23 -

ADJACENT PROPERTIES

This section is not applicable to this report.

ITEM 24 -

 OTHER RELEVANT DATA

This section is not applicable to this report.

ITEM 25 -

INTERPRETATIONS AND CONCLUSIONS

Lens 257

Nine (9) holes were drilled to test the continuity of Lens 257 during winter 2013. Most of these holes crosscut a very fertile volcanic sequence comprising two distinct horizons characterized by strong hydrothermal alterations and disseminated to massive sulphide zones of metric to decametric thicknesses.

The main mineralized horizon is associated with a major contact between mafic and felsic volcanic units while the other horizon is located within the mafic rocks. The best results were obtained in the north extension of the main horizon with results of 7.15% Zn, 2.39% Cu and 38.77g/t Ag over 24.35 meters in hole CN-13-271, including 9.48% Zn, 3.11% Cu and 46.16 g/t Ag over 15.7 meters, and 14.65% Zn, 2.04% Cu and 35.83 g/t Ag over 7.35 meters in hole CN-13-273. Hole CN-13-271 also crosscut a galena-richer zone of 2.7 meters grading 1.05% Cu, 6.62% Pb, 1,145 g/t Ag and 1.54 g/t Au. The length of these intersections is close to the true thickness. For their parts, holes CN-13-268, CN-13-269B and CN-13-270 intercepted metric intersections yielding sub-economic base metal values (see Lens 257 longitudinal section).

These results confirm the continuity of Lens 257, which is now followed over a lateral distance of 350 meters at a vertical depth varying between 550 and 800 metres under surface. Lens 257 seems to be a mineralized ore body dipping shallowly to the northwest and weakly plunging to the north-northeast. It remains open at depth, being partly restricted to the north by hole CN-12-272 and to the south by holes CN-13-267 and CN-13-269B. The extensions of the lens towards

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the surface appear being limited by holes CN-13-266, CN-13-267 and CN-13-272 while holes CN-13-268 and CN-13-269B limit partially the depth extension on two sections.

We can see the shallow dipping of the massive sulphides lens and its possible connection with lens 9-25 toward NE on figure 10.

Figure 26: Schematic view of 3D interpretation of Lens 257 (red) that wrap the rhyolite unit (yellow), View towards North.

Lens 201

Hole CN-13-275 confirmed the depth continuity of Lens 201 by intercepting a massive sulphide zone yielding values of 4.73% Zn; 1.32% Cu and 11.7 g/t Ag over 2 meters (see Lens 201 longitudinal section). This mineralized zone is also found at the contact between mafic and felsic volcanics. Lens 201 is now followed down to a depth of 600 metres under surface, thus lengthening it by 50 meters at depth. The mineralization is also composed of pyrrhotite, sphalerite, pyrite, chalcopyrite and galena and the texture encountered are very similar to those observed in Lens 257.

Tension Area

The completion of one drillhole over the Tension area allows the explanation of the infinitem offhole anomaly from drillhole CN-07-116 but did not return any significant economical values. After looking into the sections, it confirms that the foliation is dipping toward the SE in this area.

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Lithogeochemistry

Several additional areas of fertile rhyolites were added to the Coulon camp following the lithogeochemical survey and the reinterpretation of the map. In fact, the Coulon felsic volcanic package now represents more than 70 km² which is more than the central camp in Rouyn-Noranda (60 km²) and more than the Matagami camp (54 km²).

The lithogeochemical interpretation of the data, especially the MgO and the Na²O mass-balance obtained after processing Consorem protocol (Trepanier, 2011) through the Lithomodeleur software, outlined several new areas that are presenting strong hydrothermal alteration that were not identify before (figure 7, 8 and 9). These areas represent priority target for VMS deposit.

ITEM 26 -

RECOMMENDATIONS

Following the results obtained from the 2013 drilling campaign, it is recommended to perform additional drilling that would follow-up on the extension discovered Lens 257 at depth and laterally. Extension of drillhole CN-08-214 is also recommended since it never reached the favourable horizon hosting Lens 257. Additional drilling should also be done on Lens 201 to follow-up on mineralization outlined by drillholes CN-13-275 and CN-12-254 at depth.

Trenching is recommended over the former Tension showing in order to expose the mineralization but also to expose the structural framework in this area that presents intense alteration. It would also be optimal to perform significant trenches over the Spirit area for the same reasons.

Deep penetration ground EM survey should also be performed over newly identify areas exposing favourable rhyolite that presents significant hydrothermal alteration typical of VMS deposits as shown on figure 9.

Finally, a ground follow-up over sample 365021 that returned 0.75 g/t Au is required in order to better understand the origin of gold mineralization in that area.

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ITEM 27 -

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Endnotes

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